SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Convocation Notice for the 119th Ordinary General Meeting of Shareholders (Wednesday, June 3, 2009)

(Translation)

To: Shareholders	June 3, 2009

CONVOCATION NOTICE FOR

THE 119th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Sirs:

Notice is hereby given that the 119th Ordinary General Meeting of Shareholders of Kubota Corporation will be held as described hereunder. Your attendance is respectfully requested.

Date and Time:	10:00 a.m. on Friday, June 19, 2009
Place:	Convention Hall of Kubota Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka, Japan

Matters for which the meeting is held:

Matters to be reported:

1.	Business report for the 119th period, the consolidated financial statements and the non-consolidated financial statements for the 119th period (from April 1, 2008 to March 31, 2009)

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters requiring resolutions:

1st Subject for Discussion:

Matters concerning partial amendments to the Articles of Incorporation

2nd Subject for Discussion:

Matters concerning election of 8 Directors

3rd Subject for Discussion:

Matters concerning election of 2 Corporate Auditors

4th Subject for Discussion:

Matters concerning bonus payments for Directors

5th Subject for Discussion:

Matters concerning revision of the remuneration plan for Directors

6th Subject for Discussion:

Matters concerning revision of the remuneration plan for Corporate Auditors

If you are unable to attend the meeting, the Company cordially requests that you study the referential materials annexed hereto, indicate your approval or disapproval of the proposals on the enclosed form of the voting exercise card with your signature thereon and return it to us.

When you attend the meeting, please present the enclosed form of the voting exercise card at the reception desk of the meeting.

If the Company amends the referential materials for the matters to be reported, the Company will release amendments of them on its website. URL; http://www.kubota.co.jp/ir/english/sh_info/convocation/index_open.html

Yours very truly,

/s/ Yasuo Masumoto
Yasuo Masumoto Representative Director, President & CEO KUBOTA CORPORATION 2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka, 556-8601 JAPAN

REFERENTIAL MATERIALS FOR EXERCISE OF VOTING RIGHTS

1. Subjects for discussion and referential materials

1st Subject for discussion:

Matters concerning partial amendments to the Articles of Incorporation

1. Reasons for amendments

(1)	In response to the computerization of stock certificate implemented from January 5, 2009 in Japan, the Company will make amendments including deletions of provisions related to real face of stock certificate. Additionally, the Company will add Supplementary Provisions in the Articles of Incorporation to settle transitional measure related to this amendment.

(2)	The Company will establish a provision of Executive Officers in response to introduction of the Executive Officer System and make amendment provisions, including reducing number of Directors, related to reforming management systems.

(3)	The Company will also make other necessary amendments.

2. Details of amendments

The details of the amendments are shown in the attached documents. Details of the amendments mentioned above are as follows:

(Underlining indicates portions changed.)

Current Articles	Proposed amendments to the Articles
CHAPTER I. GENERAL PROVISIONS	CHAPTER I. GENERAL PROVISIONS

Article 1. (Trade Name)	Article 1. (Trade Name)

The name of the Company shall be “Kabushiki Kaisha Kubota” and in English, “KUBOTA CORPORATION”.	The name of the Company shall be “Kabushiki Kaisha Kubota” and in English, “KUBOTA CORPORATION”.

Article 2. (Object)	Article 2. (Object)

The object of the Company shall be to engage in the following business: (Item 1. ~ Item 24. are same as current Articles.)	The object of the Company shall be to engage in the following business: (Item 1. ~ Item 24. are same as current Articles.)

Article 3. (Location of Head Office)	Article 3. (Location of Head Office)

The head office of the Company shall be located in Osaka City.	The head office of the Company shall be located in Osaka City.

Article 4. (Offices, board and auditor)	Article 4. (Offices, board and auditor)

In addition to shareholders’ meeting and directors, there shall be following offices, board and auditor for the Company:	In addition to shareholders’ meeting and directors, there shall be following offices, board and auditor for the Company:

1. Board of Directors;	1. Board of Directors;

2. Corporate Auditors;	2. Corporate Auditors;

3. Board of Corporate Auditors; and	3. Board of Corporate Auditors; and

4. Auditing Firm [kaikei-kansaninn, in the Japanese language].	4. Auditing Firm [kaikei-kansaninn, in the Japanese language].

Article 5. (Method of public notice)	Article 5. (Method of public notice)

Public notice of the Company shall be given by electronic means; provided, however, that if notice cannot be conveyed through electronic means due to accidents or any other causes beyond the reasonable control of the Company, notice may be given in “The Nihon Keizai Shimbun”.	Public notice of the Company shall be given by electronic means; provided, however, that if notice cannot be conveyed through electronic means due to accidents or any other causes beyond the reasonable control of the Company, notice may be given in “The Nihon Keizai Shimbun”.

CHAPTER II. SHARES	CHAPTER II. SHARES

Article 6. (Total Number of Shares authorized to be issued)	Article 6. (Total Number of Shares authorized to be issued)

The total number of shares authorized to be issued by the Company shall be One Billion Eight Hundred Seventy Four Million Seven Hundred Thousand (1,874,700,000) shares.	The total number of shares authorized to be issued by the Company shall be One Billion Eight Hundred Seventy Four Million Seven Hundred Thousand (1,874,700,000) shares.

Article 7. (Issue of share certificates)	(Deletion)

The Company shall issue share certificates representing the shares of the Company.

Article 8. (Acquisition of treasury stock)	Article 7. (Acquisition of treasury stock)

The Company may acquire treasury stock under Article 165, clause 2 of the Corporate Law of Japan by a resolution of a meeting of the Board of Directors.	The Company may acquire treasury stock under Article 165, clause 2 of the Corporate Law of Japan by a resolution of a meeting of the Board of Directors.

Article 9. (Number of Shares Constituting One Share Unit and Non-issuance of Less Than One Share Unit Certificate)	Article 8. (Number of Shares Constituting One Share Unit)

1) The number of shares constituting one share unit [tangen, in the Japanese language] of the Company shall be One Thousand (1,000) shares.	The number of shares constituting one share unit [tangen, in the Japanese language] of the Company shall be One Thousand (1,000) shares.

2) Notwithstanding the provisions of Article 7 hereof, the Company shall not issue certificates for shares less than one share unit (hereinafter, “less than one share unit shares”) unless otherwise specified in the Share Handling Regulations.	(Deletion)

Article 10. (Right to Less Than One Share Unit Shares)	Article 9. (Right to Less Than One Share Unit Shares)

A shareholder of the Company (hereinafter any reference to shareholders shall include a beneficial shareholder) may not exercise any right in relation to his or her less than one share unit shares other than the rights stipulated in each of the following items:

1) the rights set out in each item of Article 189, clause 2 of the Corporate Law;

2) the rights set out in the provisions of Article 166, clause 1 of the Corporate Law;

3) the rights to accept allotment of shares and share purchase warrants in proportion to the amount of shares held by the shareholders; and

4) the right to make a request stipulated in the following Article.

A shareholder of the Company may not exercise any right in relation to his or her less than one share unit shares other than the rights stipulated in each of the following items:

1) The rights set out in each item of Article 189, clause 2 of the Corporate Law;

2) The rights set out in the provisions of Article 166, clause 1 of the Corporate Law;

3) The rights to accept allotment of shares and share purchase warrants in proportion to the amount of shares held by the shareholders; and

4) The right to make a request stipulated in the following Article.

Article 11. (Make-up Purchase of Less Than One Share Unit Shares)	Article 10. (Make-up Purchase of Less Than One Share Unit Shares)

Any shareholder who has less than one share unit [tangen, in Japanese language] shares of the Company is entitled to request the Company to sell to the shareholder such an amount of shares which would make the total of the shares sold and the less than one share unit [tangen, in Japanese language] shares owned by the shareholder an integral one share unit [tangen, in Japanese language] shares of the Company, in accordance with the Share Handling Regulations.	Any shareholder who has less than one share unit [tangen, in Japanese language] shares of the Company is entitled to request the Company to sell to the shareholder such an amount of shares which would make the total of the shares sold and the less than one share unit [tangen, in Japanese language] shares owned by the shareholder an integral one share unit [tangen, in Japanese language] shares of the Company, in accordance with the Share Handling Regulations.

Article 12. (Shareholder Register Agent)	Article 11. (Shareholder register agent)

1) The Company shall appoint a shareholder register agent of the Company.	1) The Company shall appoint a shareholder register agent of the Company.

2) The shareholder register agent and its handling office shall be determined by a resolution of the Board of Directors.	2) The shareholder register agent and its handling office shall be determined by a resolution of the Board of Directors.

3) The shareholder register agent is entrusted to make, revise, maintain the register of shareholders (including the register of beneficial shareholders, the same being applicable hereinafter), the register of share purchase warrant and the register of lost share certificates, and to handle any other matters relating to such documents, and the Company itself shall not handle any such business.	3) The shareholder register agent is entrusted to make, revise, maintain the register of shareholders and the register of share purchase warrant, and to handle any other matters relating to such documents, and the Company itself shall not handle any such business.

Article 13. (Share Handling Regulations)	Article 12. (Share Handling Regulations)

In addition to those provided in applicable laws and ordinances and these Articles of Incorporation, handling of shares of the Company and relevant fees shall be governed in accordance with the Share Handling Regulations adopted by the Board of Directors.	In addition to those provided in applicable laws and ordinances and these Articles of Incorporation, handling of shares of the Company and relevant fees shall be governed in accordance with the Share Handling Regulations adopted by the Board of Directors.

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS

Article 14. (Convocation of General Meeting of Shareholders)	Article 13. (Convocation of General Meeting of Shareholders)

1) An ordinary general meeting of shareholders shall be convened within three months from April 1 each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.	An ordinary general meeting of shareholders shall be convened in June each year and an extraordinary general meeting of shareholders shall be convened whenever necessary.

2) Unless otherwise provided by law or ordinance, a general meeting of shareholders shall be convened by the President-Director pursuant to a resolution of the Board of Directors. In case the President-Director is unable to act, one of the other Representative Directors, in the order of priority predetermined by resolution of the Board of Directors, shall convene such a meeting.	(Deletion)

Article 15. (Record date for ordinary general meeting of shareholders)	Article 14. (Record date for ordinary general meeting of shareholders)

The record date with respect to voting rights at an ordinary general meeting of shareholders shall be March 31 of each applicable year.	The record date with respect to voting rights at an ordinary general meeting of shareholders shall be March 31 of each applicable year.

Article 16. (Chairman of General Meeting of Shareholders)	Article 15. (Chairman of General Meeting of Shareholders)

The President-Director shall act as chairman of a general meeting of shareholders and in case the President-Director is unable to act, one of the other Directors, in the order of priority predetermined by resolution of the Board of Directors, shall act in his place.	The President-Director shall act as chairman of a general meeting of shareholders and in case the President-Director is unable to act, one of the other Directors, in the order of priority predetermined by resolution of the Board of Directors, shall act in his place.

Article 17. (Disclosure via Internet and deemed furnishing of reference materials, etc. for general meeting of shareholders)	Article 16. (Disclosure via Internet and deemed furnishing of reference materials, etc. for general meeting of shareholders)

In convening a general meeting of shareholders, if the Company discloses information to be stated or indicated in reference materials, business reports, financial statements and consolidated financial statements for the general meeting of shareholders through the Internet in compliance with the Ministry of Justice Ordinance, the Company shall be deemed to have furnished such documents to the shareholders.	In convening a general meeting of shareholders, if the Company discloses information to be stated or indicated in reference materials, business reports, financial statements and consolidated financial statements for the general meeting of shareholders through the Internet in compliance with the Ministry of Justice Ordinance, the Company shall be deemed to have furnished such documents to the shareholders.

Article 18. (Method of Adopting Resolution of General Meeting of Shareholders)	Article 17. (Method of Adopting Resolution of General Meeting of Shareholders)

1) Unless otherwise provided by law or ordinance or these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present who are entitled to exercise their voting rights at such meetings.	1) Unless otherwise provided by law or ordinance or these Articles of Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority of the votes of shareholders present who are entitled to exercise their voting rights at such meetings.

2) To adopt a resolution provided for in Article 309, clause 2 of the Corporate Law there shall be present thereat shareholders aggregately holding one-third (1/3) or more of the total number of voting rights of all shareholders who would be entitled to exercise their voting rights thereat and such a resolution shall be adopted by two-thirds (2/3) or more of the votes of such shareholders present.	2) To adopt a resolution provided for in Article 309, clause 2 of the Corporate Law there shall be present thereat shareholders aggregately holding one-third (1/3) or more of the total number of voting rights of all shareholders who would be entitled to exercise their voting rights thereat and such a resolution shall be adopted by two-thirds (2/3) or more of the votes of such shareholders present.

Article 19. (Exercise of Voting Right by Proxy)	Article 18. (Exercise of Voting Right by Proxy)

The voting right of a shareholder may be exercised by a proxy who is also a shareholder of the Company who has voting right; provided, however, that the shareholder or the proxy must submit to the Company the document evidencing his/her power of representation at each general meeting of shareholders prior to the opening of such meeting.	The voting right of a shareholder may be exercised by a proxy who is also a shareholder of the Company who has voting right; provided, however, that the shareholder or the proxy must submit to the Company the document evidencing his/her power of representation at each general meeting of shareholders prior to the opening of such meeting.

Article 20. (Adjournment of Meeting and Change of Place of Meeting)	Article 19. (Adjournment of Meeting and Change of Place of Meeting)

The chairman, whenever it is deemed necessary for orderly transaction of the business at the meeting, may adjourn the meeting or change the place of meeting.	The chairman, whenever it is deemed necessary for orderly transaction of the business at the meeting, may adjourn the meeting or change the place of meeting.

CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS	CHAPTER IV. DIRECTORS AND BOARD OF DIRECTORS

Article 21. (Number of Directors and Method of Election)	Article 20. (Number of Directors and Method of Election)

1) The Company shall have no more than thirty (30) Directors, who shall be elected at a general meeting of shareholders.	1) The Company shall have no more than ten (10) Directors, who shall be elected at a general meeting of shareholders.

2) With respect to a resolution for election provided in the preceding paragraph, there shall be present thereat shareholders aggregately holding one-third (1/3) or more of the total number of voting rights of all shareholders who would be entitled to exercise their voting rights thereat and such a resolution shall be adopted by a majority of the votes of such shareholders present.	2) With respect to a resolution for election provided in the preceding paragraph, there shall be present thereat shareholders aggregately holding one-third (1/3) or more of the total number of voting rights of all shareholders who would be entitled to exercise their voting rights thereat and such a resolution shall be adopted by a majority of the votes of such shareholders present.

3) Cumulative voting shall not be used for election of Directors.	3) Cumulative voting shall not be used for election of Directors.

Article 22. (Term of Office of Directors)	Article 21. (Term of Office of Directors)

The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last accounting year ending within one (1) year after their election as Director.	The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last accounting year ending within one (1) year after their election as Director.

Article 23. (Directors with Special Titles and Representative Directors)	Article 22. (Representative Directors and Directors with Special Titles)

1) The Board of Directors may, by its resolution, appoint from among its members one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors, one (1) President-Director and one (1) or more Executive Vice President-Directors, Executive Managing Directors and Managing Directors.	1) The Board of Directors shall, by its resolution, appoint the Representative Directors.

2) The Directors who represent the Company shall be the Chairman of the Board of Directors and the President-Director. In addition to the Chairman of the Board of Directors and the President-Director, the Board of Directors may, by its resolution, appoint one (1) or more Representative Directors. Each Representative Director shall severally represent the Company.	2) The Board of Directors may, by its resolution, appoint one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors, one (1) President-Director and one (1) or more Executive Vice President-Directors, Executive Managing Directors and Managing Directors.

3) The Chairman of the Board of Directors shall preside over a meeting of the Board of Directors and the President-Director shall supervise the Company’s business. In case the President-Director is unable to act, one of the other Directors, in the order of priority predetermined by resolution of the Board of Directors shall act in his place.	(Deletion)

4) The Board of Directors may, by its resolution, designate from among its members one (1) or more Adviser-Directors.	(Deletion)

Article 24. (Convocation of Meeting of the Board of Directors)	Article 23. (Notice of Calling of Meeting of the Board of Directors)

1) Unless otherwise provided by law or ordinance, a meeting of the Board of Directors shall be convened by the Chairman of the Board of Directors. In case the Chairman of the Board of Directors is not in office or is unable to act, the President-Director shall act in his place and in case the President-Director is also unable to act, one of the other Directors, in the order of priority predetermined by resolution of the Board of Directors, shall act in his place.	(Deletion)

2) Notice of a meeting of the Board of Directors shall be given to each Director and Corporate Auditor three (3) days in advance to the date for such meeting; provided, however, that in case of urgency, such period may be shortened.	Notice of calling of meeting of the Board of Directors shall be given to each Director and Corporate Auditor no later than three (3) days prior to the day of such meeting; provided, however, that in case of urgency, such period may be shortened.

Article 25. (Chairman of the Board of Directors)	(Deletion)

The Chairman of the Board of Directors shall act as chairman of a meeting of the Board of Directors. In case the Chairman of the Board of Directors is not in office or is unable to act, the President-Director shall act in his place, and in case the President-Director is also unable to act, one of the other Directors, in the order of priority predetermined by resolution of the Board of Directors, shall act in his place.

Article 26. (Method of Adopting Resolution of the Board of Directors)	Article 24. (Method of Adopting Resolution of the Board of Directors)

1) A resolution of the Board of Directors shall be adopted by a majority of the votes at a meeting of Board of Directors at which a majority of the total number of the directors who are entitled to take part in the resolution are present.	1) A resolution of the Board of Directors shall be adopted by a majority of the votes at a meeting of Board of Directors at which a majority of the total number of the directors who are entitled to take part in the resolution are present.

2) In the event that a proposal made by a Director satisfies the requirements set out in Article 370 of the Corporate Law, such a matter shall be deemed to have been adopted by a resolution at a meeting of the Board of Directors.	2) If all Directors agree to a proposal with respect to a matter which is the purpose of the resolution of the meeting of Board of Directors in writing or by means of electromagnetic records and Corporate Auditors state no objection to such proposal, the Company deems that the resolution to approve such proposal has been made at the meeting of Board of Directors.

(New text)	Article 25. (Board of Directors Regulations)

In addition to those provided in applicable law or ordinance and these Articles of Incorporation, matters regarding the Board of Directors shall be governed in accordance with the Board of Directors Regulations adopted by the Board of Directors.

(New text)	Article 26. (Executive Officers)

The Company may, by the resolution of the Board of Directors, appoint Executive Officers.

CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS	CHAPTER V. CORPORATE AUDITORS AND BOARD OF CORPORATE AUDITORS

Article 27. (Number of Corporate Auditors and Method of Election)	Article 27. (Number of Corporate Auditors and Method of Election)

1) The Company shall have no more than six (6) Corporate Auditors, who shall be elected at a general meeting of shareholders.	1) The Company shall have no more than six (6) Corporate Auditors, who shall be elected at a general meeting of shareholders.

2) With respect to a resolution for election provided in the preceding paragraph, there shall be present thereat shareholders aggregately holding one-third (1/3) or more of the total number of voting rights of all shareholders who would be entitled to exercise their voting rights thereat and such a resolution shall be adopted by a majority of the votes of such shareholders present.	2) With respect to a resolution for election provided in the preceding paragraph, there shall be present thereat shareholders aggregately holding one-third (1/3) or more of the total number of voting rights of all shareholders who would be entitled to exercise their voting rights thereat and such a resolution shall be adopted by a majority of the votes of such shareholders present.

Article 28. (Term of Office of Corporate Auditors)	Article 28. (Term of Office of Corporate Auditors)

The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last accounting year ending within four (4) years after their election as Corporate Auditor; provided, however, that the term of office of any Corporate Auditor who is elected to fill a vacancy shall be the remaining term of office of his predecessor.	The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders held with respect to the last accounting year ending within four (4) years after their election as Corporate Auditor; provided, however, that the term of office of any Corporate Auditor who is elected to fill a vacancy shall be the remaining term of office of his predecessor.

Article 29. (Full-time Auditors)	Article 29. (Full-time Auditors)

The Board of Corporate Auditors shall select a full-time Auditor or Auditors by a resolution of the Board of Corporate Auditors.	The Board of Corporate Auditors shall select a full-time Auditor or Auditors by a resolution of the Board of Corporate Auditors.

Article 30. (Convocation of Meeting of Board of Corporate Auditors)	Article 30. (Notice of Calling of Meeting of Board of Corporate Auditors)

Notice of a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor three (3) days in advance to the date for such meeting; provided, however, that in case of urgency, such period may be shortened.	Notice of calling of a meeting of the Board of Corporate Auditors shall be given to each Corporate Auditor no later than three (3) days prior to the date for such meeting; provided, however, that in case of urgency, such period may be shortened.

Article 31. (Method of Adopting Resolution of Board of Corporate Auditors)	Article 31. (Method of Adopting Resolution of Board of Corporate Auditors)

Unless otherwise provided by law or ordinance, a resolution of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors.	Unless otherwise provided by law or ordinance, a resolution of the Board of Corporate Auditors shall be adopted by an affirmative vote of a majority of the Corporate Auditors.

CHAPTER VI. ACCOUNTS	CHAPTER VI. ACCOUNTS

Article 32. (Accounting Year)	Article 32. (Accounting Year)

The accounting year of the Company shall be one (1) year commencing on April 1 each year and ending on March 31 of the next following year.	The accounting year of the Company shall be one (1) year commencing on April 1 each year and ending on March 31 of the next following year.

Article 33. (Declaration of dividend, etc.)	Article 33. (Declaration of dividend, etc.)

Unless otherwise provided by law, matters stipulated in each item of Article 459, clause 1 of the Corporate Law, such as dividend distribution of surplus, shall be determined by a resolution of the Board of Directors of the Company.	Unless otherwise provided by law, matters stipulated in each item of Article 459, clause 1 of the Corporate Law, such as dividend distribution of surplus, shall be determined by a resolution of the Board of Directors of the Company.

Article 34. (Record date of dividend distribution of surplus)	Article 34. (Record date of dividend distribution of surplus)

1) The record date for dividend distribution of surplus for each accounting year shall be March 31 of each applicable year.	1) The record date for dividend distribution of surplus for each accounting year shall be March 31 of each applicable year.

2) In addition to the preceding paragraph, the Company may distribute dividends of surplus based on other record date determined from time to time by the Company.	2) In addition to the preceding paragraph, the Company may distribute dividends of surplus based on other record date determined from time to time by the Company.

Article 35. (Interim dividend)	Article 35. (Interim dividend)

The Company may, by resolution of the Board of Directors, distribute interim dividends, the record date for which shall be September 30 each applicable year.	The Company may, by resolution of the Board of Directors, distribute interim dividends, the record date for which shall be September 30 each applicable year.

Article 36. (Prescription period of dividends)	Article 36. (Prescription period of dividends)

If dividends are cash payment, the Company shall be relieved from the obligation to pay dividends in case that the payment thereof remains unclaimed for three (3) full years after the date of commencement of payment.	If dividends are cash payment, the Company shall be relieved from the obligation to pay dividends in case that the payment thereof remains unclaimed for three (3) full years after the date of commencement of payment.

(New text)	SUPPLEMENTARY PROVISIONS

(New text)	Article 1.

The shareholder register agent is entrusted to make, revise, maintain the register of lost share certificates, and to handle any other matters relating to such registry, and the Company itself shall not handle any such business.

(New text)	Article 2.

The preceding article and this article shall remain in full force and effect until January 5, 2010 and the preceding Article and this Article shall be deleted after the passage of the said day.

2nd Subject for discussion:

Matters concerning election of 8 Directors

The term of office of all 24 Directors of Kubota Corporation will expire at the conclusion of the 119th Ordinary General Meeting of Shareholders. For enhancement of reforming management systems, it is proposed to elect 8 Directors of Kubota Corporation, reducing 16 Directors comparing with the prior year to promote strategic decision-making by Board of Directors more agilely. Among the 8 candidates for Directors, Messrs. Yuzuru Mizuno and Kan Trakulhoon are candidates for outside Directors.

The candidates for Directors are as follows:

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including responsibilities in other companies)
1	Yasuo Masumoto	29,000 Shares	Representative Director, President & CEO of Kubota Corporation
(April 21, 1947)
			January 2009;	Representative Director, President & CEO of Kubota Corporation (to present)

			April 2008;	Executive Vice President and Director of Kubota Corporation

			April 2007;	In charge of Tokyo Head Office, General Manager of Water, Environment & Infrastructure Consolidated Division, General Manager of Tokyo Head Office, General Manager of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division, General Manager of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division

			April, 2006;	Executive Managing Director of Kubota Corporation

			April 2005;	Deputy General Manager of Industrial & Material Systems Consolidated Division

			January 2005;	In charge of Quality Assurance & Manufacturing Promotion Dept.

			June 2004;	General Manager of Purchasing Dept. in Industrial & Material Systems Consolidated Division

			April 2004;	Managing Director of Kubota Corporation, In charge of Manufacturing Planning & Promotion Dept.

			April 2003;	General Manager of Production Control Headquarters in Industrial & Material Systems Consolidated Division

			June 2002;	Director of Kubota Corporation

			October 2001;	General Manager of Farm Machinery Division

			April 1971;	Joined Kubota Corporation

2	Daisuke Hatakake (June 29, 1941)	70,000 Shares	Representative Director, Chairman of the Board of Directors of Kubota Corporation
			January 2009;	Representative Director, Chairman of the Board of Directors of Kubota Corporation (to present)

			April 2003;	President and Representative Director of Kubota Corporation

			June 2002;	General Manager of Corporate Compliance Headquarters

			June 2001;	Managing Director of Kubota Corporation, In charge of Corporate Planning & Control Dept., Finance & Accounting Dept., Corporate Information Systems Planning Dept. (assistant)

			August 2000;	In charge of PV Business Planning & Promotion Dept.

			June 2000;	In charge of Compliance Auditing Dept., Business Alliance Dept. (assistant), Corporate Information Systems Planning Dept. (assistant), General Manager of Corporate Planning & Control Dept.

			June 1999;	Director of Kubota Corporation

			December 1998;	General Manager of Corporate Planning & Control Dept.

			April 1964;	Joined Kubota Corporation

3	Moriya Hayashi	38,000 Shares	Vice Chairman of the Board of Directors of Kubota Corporation
(May 7, 1944)
			January 2009;	Vice Chairman of the Board of Directors of Kubota Corporation (to present)

			April 2006;	Executive Vice President and Representative Director of Kubota Corporation

			April 2004;	General Manager of Farm & Industrial Machinery Consolidated Division

			April 2004;	Executive Managing Director of Kubota Corporation

			April 2003;	Managing Director of Kubota Corporation, General Manager of Tractor Division

			January 2002;	General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

			October 2001;	Deputy General Manager of Tractor Division

			June 2001;	Director of Kubota Corporation

			June 1999;	President of Kubota Tractor Corporation

			April 1969;	Joined Kubota Corporation

4	Hirokazu Nara (October 2, 1948)	23,000 Shares	Representative Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Water & Engineering Consolidated Division

			April 2009;	General Manager of Water & Engineering Consolidated Division (to present)

			April 2009;	Representative Director and Senior Managing Executive Officer of Kubota Corporation (to present)

			April 2007;	In charge of Corporate Staff Section (assistant)

			April 2007;	Managing Director of Kubota Corporation

			October 2005;	In charge of Corporate Planning & Control Dept.

			June 2005;	In charge of Air Condition Equipment Division, Septic Tanks Division, Housing & Building Materials Business Coordination Dept., PV Business Planning & Promotion Dept., Finance & Accounting Dept. General Manager of Corporate Planning & Control Dept.

			June 2005;	Director of Kubota Corporation,

			April 2005;	In charge of Air Condition Equipment Division (assistant), Septic Tanks Division (assistant), Housing & Building Materials Business Coordination Dept. (assistant), PV Business Planning & Promotion Dept. (assistant), Finance & Accounting Dept. (assistant) and General Manager of Corporate Planning & Control Dept.

			April 2003;	General Manager of Corporate Planning & Control Dept.

			April 1971;	Joined Kubota Corporation

5	Tetsuji Tomita (March 6, 1950)	15,000 Shares	Representative Director and Senior Managing Executive Officer of Kubota Corporation, General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

			April 2009;	Representative Director and Senior Managing Executive Officer of Kubota Corporation (to present)

			January 2009;	General Manager of Farm & Industrial Machinery Consolidated Division, General Manager of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division (to present)

			April 2008;	Managing Director of Kubota Corporation

			June 2005;	Director of Kubota Corporation

			April 2004;	President of Kubota Tractor Corporation

			April 1973;	Joined Kubota Corporation

6	Satoru Sakamoto (July 18, 1952)	11,000 Shares	Director and Executive Managing Officer of Kubota Corporation, In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

			April 2009;	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept. (to present)

			April 2009;	Director and Executive Managing Officer of Kubota Corporation (to present)

			June 2006;	Director of Kubota Corporation

			April 2006;	General Manager of Air Condition Equipment Division and President of Kubota Air Conditioner, Ltd.

			October 2005;	Deputy General Manager of Air Condition Equipment Division and Director of Kubota Air Conditioner, Ltd.

			April 2003;	General Manager of Planning Dept. in Ductile Iron Pipe Division

			April 1976;	Joined Kubota Corporation

7	Yuzuru Mizuno (January 21, 1948)	13,000 Shares	Corporate Auditor of Kubota Corporation, Executive Vice President of Matsushita Real Estate Co., Ltd.

			July 2008:	Executive Vice President of Matsushita Real Estate Co., Ltd. (to present)

			June 2005:	Corporate Auditor of Kubota Corporation (to present)

			July 2004:	Executive Director of Matsushita Electric Industrial Co., Ltd., In charge of Corporate Finance & Investor Relations

			February 2004:	Director (non full-time) of Nippon Otis Elevator Company

			October 2000:	President (non full-time) of Panasonic Finance (Japan) Co., Ltd.

			October 2000:	General Manager of Corporate Finance Dept. of Matsushita Electric Industrial Co., Ltd.

			June 1998:	Managing Director of Matsushita Industrial Corporation Sdn. Bhd.

			December 1995:	General Manager of Accounting Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.

			April 1970:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

8	Kan Trakulhoon	0 Shares	President and CEO, Siam Cement Group (SCG)
(May 15, 1955)
			January 2006:	President and CEO, Siam Cement Group (SCG) (to present)

			July 2004:	Executive Vice President of The Siam Cement Plc.

			January 2003:	Vice President of The Siam Cement Plc.

			January 1999:	President of Cementhai Ceramics Co., Ltd.

			June 1977:	Joined The Siam Cement Plc.

Notes:

1.	No conflict of interest exists between Kubota Corporation and the above candidates for Directors.

2.	Mr. Yuzuru Mizuno has adequate experience and considerable insight as a professional in corporate accounting, finance and overseas business operations for a long time. In addition, he had assumed office as a Corporate Auditor of Kubota Corporation for four years. Kubota Corporation asked him to be elected outside Director because Kubota Corporation considered that he could give advice on corporate management and strategy overall from a wide-ranging viewpoint and experience as Corporate Auditor of Kubota Corporation.

The term of office of Yuzuru Mizuno as a Corporate Auditor will expire at the conclusion of the 119th Ordinary General Meeting of Shareholders.

3.	Mr. Kan Trakulhoon has adequate experience and considerable insight as executive management of flagship conglomerate in Thailand. Kubota Corporation asked him to be elected outside Director because Kubota Corporation considered that he could give advice on corporate management and strategy, including overseas business expansion, from a wide-ranging viewpoint and experience.

Siam Cement Group (SCG), of which Mr. Kan Trakulhoon is assuming office as President, is a partner of two subsidiaries in Thailand, namely The Siam Kubota Industry Co., Ltd. and Siam Kubota Tractors Co., Ltd.

3rd Subject for discussion:

Matters concerning election of 2 Corporate Auditors

The term of office of 2 Corporate Auditors of Kubota Corporation, namely Messrs. Junichi Maeda and Yuzuru Mizuno will expire at the conclusion of the 119th Ordinary General Meeting of Shareholders. It is proposed to elect two Corporate Auditors of Kubota Corporation. Among the two candidates of Corporate Auditors, Mr. Masao Morishita is a candidate for outside Corporate Auditor.

The Board of Corporate Auditors of Kubota Corporation agreed with their assuming office as Corporate Auditors of Kubota Corporation.

	Name (Birthday)	Number of Company Shares Owned	Current Positions and Brief Occupational History (including responsibilities in other companies)
1	Toshihiro Fukuda	63,000 Shares	Director of Kubota Corporation
(October 12, 1945)
			April 2009;	Director of Kubota Corporation (to present)

			April 2008:	Executive Vice President and Director of Kubota Corporation

			April 2007:	In charge of Corporate Staff Section

			April 2006:	In charge of Secretary & Public Relations Dept.

			April 2005:	Executive Managing Director of Kubota Corporation, In charge of CSR Planning & Coordination Dept., General Manager of Corporate Compliance Headquarters

			April 2004:	Managing Director of Kubota Corporation, In charge of Corporate Compliance Headquarters, Environmental Protection Dept., General Affairs Dept.

			April 2003:	General Manager of Farm Machinery Division

			March 2003:	In charge of Related Products Division

			June 2002:	Director of Kubota Corporation

			October 2001:	Deputy General Manager of Sales Headquarters in Farm & Industrial Machinery Consolidated Division and General Manager of Sales Coordination Dept. in Farm & Industrial Machinery Consolidated Division

			April 1969:	Joined Kubota Corporation

2	Masao Morishita (January 22, 1949)	0 Shares	Director and CFO of MT Picture Display Co., Ltd., In charge of Administration Dept.

			April 2006:	Director and CFO of MT Picture Display Co. ,Ltd., In charge of Administration Dept. (to present)

			April 2003:	Director and General Manager of Administrative Headquarter of Matsushita Toshiba Picture Display Co., Ltd.

			April 1998:	General Manager of Accounting Dept. and Business Planning Dept. in Compressor Division of Matsushita Electric Industrial Co., Ltd.

			April 1994	President and Director of Matsushita Compressor Corporation of America

			April 1971:	Joined Matsushita Electric Industrial Co., Ltd. (subsequently, Panasonic Corporation)

Notes:

1.	No conflict of interest exists between Kubota Corporation and the above candidates for Corporate Auditors.

2.	Kubota Corporation asked Mr. Masao Morishita to be elected outside Corporate Auditor because Kubota Corporation considered that he could advise and audit management overall from a wide-ranging viewpoint with his adequate experience as professional in corporate accounting and finance for a long time.

4th Subject for discussion:

Matters concerning bonus payments for Directors

Kubota Corporation will pay Directors’ bonuses (¥185 million) for 24 Directors at the end of the fiscal year ended March 31, 2009, in consideration with results of operations for the fiscal year ended March 31, 2009.

Kubota Corporation asks shareholders to entrust the amount of bonuses for each Director to the Board of Directors.

5th Subject for discussion:

Matters concerning revision of the remuneration plan for Directors

The remuneration payable to the Directors was approved as ¥65 million per month or less at the 106th Ordinary General Meeting of Shareholders on June 27, 1996, and has been accepted as so up to the present date. However, it is hereby proposed to revise basis on the amount of remuneration from per-month-basis to per-year basis and to revise the amount of remuneration to ¥510 million or less per year (included ¥30 million or less for outside Directors) because of fewer number of Directors by reforming management systems.

The remuneration for Directors does not include salaries that directors having duties in an employee's capacity receive as employee.

Current number of Directors is 24. If 2nd subject for discussion is resolved in original form at the 119th Ordinary General Meeting of Shareholders, the number of Director will be 8, included 2 of outside Directors.

6th Subject for discussion:

Matters concerning revision of the remuneration plan for Corporate Auditors

The remuneration payable to the Corporate Auditors was approved as ¥12 million per month or less at the 115th Ordinary General Meeting of Shareholders on June 24, 2005, and has been accepted as so up to the present date. However, it is hereby proposed to revise basis on the amount of remuneration from per-month-basis to per-year basis in conjunction with the propose of 5th Subject for discussion and to revise the amount of remuneration to ¥144 million or less per year, the same level as current remuneration plan.

If 3rd subject for discussion is resolved in original form at the 119th Ordinary General Meeting of Shareholders, the number of Corporate Auditors will be 5.

End of documents

REFERENTIAL MATERIALS FOR THE MATTERS TO BE REPORTED

Business Report for the 119th Period

(from April 1, 2008, to March 31, 2009)

I. Item of Overview of Operations

(1) Review of Operations

1) General Condition of Kubota Corporation and its subsidiaries

Affected by global economic slowdown and sharp appreciation of Yen, Kubota Corporation and subsidiaries (hereinafter, the “Company”) decreased its revenue and profit in the year ended March 31, 2009. In Asia outside Japan, the Company maintained to record favorable revenues on the background of robust demand. However, revenues in North America and Europe stagnated by weakened real economy accompanied with financial crisis. Domestic revenues also stagnated due to substantial demand decline, which was resulted from lowering level of production and sharp decline of export.

For the year ended March 31, 2009, revenues of the Company decreased ¥47.1 billion (4.1%), to ¥1,107.5 billion from the prior year. Increased revenues in Asia outside Japan could not compensate declined revenues in North America, Europe and Japan. The ratio of overseas revenues to consolidated revenues was 50.4%, the same ratio as the prior year.

Operating income decreased ¥34.1 billion (24.9%), to ¥102.8 billion from the prior year. Operating income in Internal Combustion Engine and Machinery decreased mainly due to declined demand, appreciation of the yen and price hikes of materials. Operating income in Pipes, Valves, and Industrial Castings decreased resulted from recorded losses related to the Anti-Monopoly Law. Operating loss in Environmental Engineering decreased, while operating income in Other decreased due to a decreased sales of vending machines.

Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies decreased ¥39.3 billion (32.1%), to ¥83.3 billion. This decrease was due to a decrease in operating income and an increase in other expenses resulting from increases in foreign exchange loss and valuation losses on other investments.

Income taxes were ¥28.7 billion (representing an effective tax rate of 34.5%), which was reflected reversal of part of deferred tax liabilities because of tax revisions corresponding to taxation of dividend from overseas subsidiaries. Net amount of minority interests in earnings of subsidiaries and equity in net income of affiliated companies to deduct was ¥6.4 billion. As a result, net income was ¥48.1 billion, ¥20.0 billion (29.3%) lower than the prior year.

2) Review of Operations by Industry Segments

(a) Internal Combustion Engine and Machinery

Revenues in Internal Combustion Engine and Machinery were ¥754.4 billion, 4.9 % lower than the prior year, comprising 68.1 % of consolidated revenues. Domestic revenues decreased 5.3%, to ¥235.2 billion, and overseas revenues decreased 4.8%, to ¥519.3 billion. This segment comprises farm equipment, engines and construction machinery.

In the domestic market, the operating environment continued to be challenging due to stagnant demand for farm equipment resulted from economic slowdown and the price hikes of agricultural materials and a decrease in construction investment. In this circumstance, the Company actively introduced new products and implemented promotional sales activity, and sales of farm machinery increased. However, sales of tractors and engine decreased, and construction machinery decreased substantially.

In overseas markets, sales of tractors slightly decreased. In Asia outside Japan, sales of tractors in Thailand continued to increase, and sales in Europe also increased steadily due to launching new products. However, sales of tractors in North America decreased substantially due to a stagnation of the markets and appreciation of the yen. Sales of construction machinery decreased substantially due to the rapid economic slowdown in Europe, sales of engine decreased due to inventory adjustment in European and North American clients. On the other hand, sales of farm machinery increased sharply owing to a sales increase of combine harvesters and rice transplanters in China.

(b) Pipes, Valves, and Industrial Castings

Revenues in Pipes, Valves, and Industrial Castings increased 3.1%, to ¥207.9 billion from the prior year, comprising 18.8 % of consolidated revenues. Domestic revenues increased 2.9%, to ¥176.1 billion, and overseas revenues increased 4.2%, to ¥31.8 billion. This segment comprises pipes, valves and industrial castings.

In the domestic market, sales of ductile iron pipes and spiral welded steel pipes increased largely due to price increases. However, sales of plastic pipes decreased due to declining demand. Sales of industrial castings decreased due to decreased sales of ductile tunnel segment.

In overseas markets, sales of industrial castings decreased affected by slowdown in capital expenditures in private sector. On the other hand, export sales of ductile iron pipes to the Middle East favorably increased and compensated for decreased amount of sales of industrial castings.

(c) Environmental Engineering

Revenues in Environmental Engineering increased 5.0%, to ¥74.4 billion from the prior year, comprising 6.7 % of consolidated revenues. Domestic revenues increased 6.1%, to ¥68.9 billion, and overseas revenues decreased 7.4%, to ¥5.5 billion. This segment consists of environmental control plants and pumps.

In the domestic market, sales of water & sewage engineering products substantially increased. Sales of the waste engineering products and pumps also increased steadily. In overseas markets, sales of pumps increased steadily while sales of submerged membrane systems decreased substantially from the prior year.

(d) Other

Revenues in Other decreased 19.9%, to ¥70.8 billion from the prior year, comprising 6.4 % of consolidated revenues. Domestic revenues decreased 21.4%, to ¥69.1 billion, and overseas revenues increased 237.5%, to ¥1.7 billion. This segment comprises vending machines, electronic equipped machinery, air-conditioning equipment, construction, septic tanks and other business.

Sales of vending machine decreased substantially in this segment due to the decreased demand for cigarette-vending machines with the function of age-identification, for which the temporary demand was very high in the prior year. Sales of construction and electronic equipped machinery also decreased. In addition, sales of condominiums were absent in this fiscal year because some shares of the subsidiary which conducted condominium business were sold and the subsidiary changed into an affiliated Company in the prior year. As a result, revenues in Other largely decreased.

Revenues by Industry Segment

	Revenues (in billions of yen*)	Percentage Change	Percentage of total Revenues
Internal Combustion Engine and Machinery	754.4	(4.9)%	68.1%
Pipes, Valves, and Industrial Castings	207.9	3.1	18.8
Environmental Engineering	74.4	5.0	6.7
Other	70.8	(19.9)	6.4
Total	1,107.5	(4.1)	100.0

(*)	The amounts have been rounded off to the nearest ¥0.1 billion.

3) Capital Expenditures

The Company made capital expenditures totaling ¥33.3 billion during the fiscal year under review, including investments for the expansion of production capacity, which included building new factories in Thailand, and rationalization investment.

4) Financing

Financing for capital expenditures was obtained mainly from the Company’s internal resources, but along with finance receivables, necessary funding was obtained mainly from borrowings. In addition, the Company switched financing method from sale of account receivables to borrowing from financial institutions in the U.S.

(2) Priority Policies for Long Term Growth in Earnings

To overcome the present difficulties and realize further development in the long term, the Company will implement the following initiatives.

(a) Management Emphasizing the Front-line of Business with a Focus on Technology and Manufacturing Capabilities

To survive and win in increasingly intense global competition, in the medium-to-long term, it will be indispensable for the Company to strengthen its capabilities for developing technologies and its manufacturing capabilities, which are basic functions that manufacturing companies must have. The Company has newly formed its Research & Development Strategy Committee and its Quality Assurance & Manufacturing Strategy Committee and is working to improve its systems for fulfilling its proper roles and moving in the correct directions in the areas of research & development, quality control and manufacturing capabilities. The Company will implement management that emphasizes each of its front-lines for manufacturing, sales, technology, and service as it focuses on technology and manufacturing capabilities.

(b) Promotion of CSR Management

The Company believes that sustained corporate growth and development come from the simultaneous “strengthening of profitability” and “contributing to the development of society and the maintenance of the earth’s environment.” The Company is implementing the following measures to move forward with the promotion of CSR management.

•

Kubota will work to substantially raise the level of its environmental protection activities, increase its level of concern for the earth’s environment in all aspects of its business activities, and strengthen its initiatives for reducing the burden its activities place on the natural environment.

•

Kubota will respond to the need for the further globalization of its activities by pursuing “management with diversity” by actively drawing on the capabilities of a diverse range of human resources regardless of their gender, age, national original, and other characteristics.

•

Kubota will substantially enhance its risk management activities. To this end, it will endeavor to improve the quality of its conduct of business operations by strengthening its operating base through the pursuit of best practices in financial reporting, quality control, environmental preservation, and fair trading as well as strengthen its internal control systems, which are the basis for compliance.

(c) Reforms in the Corporate Governance System

Amid the rapidly changing management environment, the Company will seize growth opportunities without fail, and, to survive and win in global competition, it must make strategic decisions more rapidly and build strong business execution functions. With these judgments in mind, the Company introduced Executive Officer System in April this year. In parallel with this change, the Company will reduce the number of Directors in order to promote strategic decision-making by Board of Directors more agilely and propose to appoint outside director at the Ordinary General Meeting of Shareholders to be held on June 2009 in order to improve management transparency and maintain soundness of management. The Company will endeavor to speed up its conduct of management by creating and implementing a new governance system at an early date.

(d) Improvement of Capabilities for Responding to Change in the Global Economy

As a result of the rapid expansion in the Company’s overseas business activities, the impacts of trends in the world economy, fluctuations in foreign currency rates, and other circumstances have grown substantially in importance. One of the important issues that the Company must address is the creation as quickly as possible of a business structure that can deal with changes in the global environment properly and quickly.

To find solutions to deal with this issue, it will be indispensable to expand overseas production and to locate production facilities appropriately. Going forward, the Company will take into account the cost-competitiveness of various locations, foreign currency risk, market size, growth potential, and other factors as well as move ahead with the optimization of its production facilities on a worldwide scale. In addition, to strengthen teamwork among production facilities in various locations, the Company will move forward aggressively with measures to standardize Kubota’s production methods.

Other effective measures to be implemented will be the globalization of procurement, the minimization of the effects of currency fluctuations, and the strengthening of competitiveness. The Company’s ratio of overseas procurement is still low, and room is left for expansion of its global procurement. Therefore, along with the optimization of its production system, the Company will optimize its procurement.

In the current unprecedented business environment, it is extremely difficult to expand sales. Thoroughgoing cost-cutting initiatives are essential to secure profitability. The Company must return to the basics as a manufacturer and aggressively implement reductions in variable and fixed costs.

In addition, the Company will be careful to manage its finances in Japan and overseas soundly and cautiously as well as take all appropriate measures in both fund procurement and fund management.

(e) Promotion of Globalization—Accelerating Development of Business Operations in Asia

The Company will proceed to devote corporate resources to its overseas business operations on a priority basis and work toward their expansion. Specifically, in the fields of water and environment, which are global issues, the Company will take up the challenge of using its comprehensive product lineup and technological capabilities in the fields of water treatment and water distribution to develop its international activities. The world markets for water- and environment-related products and services are enormous, and rapid growth is anticipated going forward in Asia, especially in China. To nurture the Company’s water-related business activities into a mainstay business similar to internal combustion engines and machinery today, the Company will work to develop new markets in water-related businesses with strong will.

In the internal combustion engines and machinery business, the Company will concentrate on developing agricultural markets in Asia where major potential for growth exists. Using the know-how it has accumulated through the mechanization of agriculture in Japan, the Company will aim to build its position as the No. 1 agricultural machinery manufacturer in the Asian market and thereby contribute to solving Asia’s food-related issues.

(f) Issues upon which the Company should Implement Countermeasures

(Actions for the health hazard of asbestos)

The Company will continuously cope with this issue faithfully from the view point of Corporate Social Responsibility as one of manufacturers that once manufactured asbestos-containing products.

Initiatives to date

•	Relief payment

Kubota Corporation has established “Relief Payment System for the Asbestos-Related Patients and the Family Members of the Deceased near the Former Kanzaki Plant” on April 17, 2006 and paid the relief payments to 178 parties up to March 31, 2009.

•	Actions for Medical support for asbestos-related diseases

The Company has paid contributions to Hyogo College of Medicine and Osaka Medical Center for Cancer and Cardiovascular Diseases for the purpose of medical treatment and research of asbestos-related diseases, which was allocated for the fiscal year ended March 31, 2009.

The world economy is facing a crisis of historic proportions, and the business environment for the Company’s operations is unprecedentedly severe. It will not be easy to overcome these difficult conditions, but, by steadily implementing the measures mentioned previously, the Company will aim to overcome current difficulties, increase its corporate value, and attain long-term growth and development.

We thank you, our shareholders, for investment in Kubota and look forward to your continuing support in the years to come.

(3) The financial position and the results of operations

1) Consolidated Financial Summary

Year (Period)	Year ended March 31, 2006 (116th)	Year ended March 31, 2007 (117th)	Year ended March 31, 2008 (118th)	Year ended March 31, 2009 (119th)
Revenues (in billions of yen)	1,065.7	1,127.5	1,154.6	1,107.5
Operating income (in billions of yen)	121.1	130.3	136.9	102.8
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies (in billions of yen)	140.5	131.6	122.6	83.3
Net income (in billions of yen)	81.0	76.5	68.0	48.1
Net income per ADS (5 common shares) (in yen) (Basic)	310.70	295.05	264.01	188.40
Total assets (in billions of yen)	1,405.4	1,502.5	1,464.3	1,385.8
Shareholders’ equity (in billions of yen)	606.5	659.6	648.1	578.3
Shareholders’ equity per ADS (in yen)	2,333.55	2,553.75	2,530.44	2,273.02

ADS: American Depositary Shares

Notes:

1.	The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

2.	Net income per ADS is calculated based on the weighted average number of outstanding common shares for the period. Shareholders’ equity per ADS is calculated based on the number of outstanding common shares at the end of the period. These per ADS amounts have been calculated after deducting the number of shares of treasury stock.

3.	Shareholders’ equity per ADS is calculated based on amount of Shareholders’ equity in consolidated balance sheets.

4.	The amounts have been rounded off to the nearest ¥0.1 billion except per ADS amounts and per ADS amounts have been rounded off to the nearest Yen.

2) Financial Summary (Non-consolidated)

Year (Period)	Year ended March 31, 2006 (116th)	Year ended March 31, 2007 (117th)	Year ended March 31, 2008 (118th)	Year ended March 31, 2009 (119th)
Net sales (in billions of yen)	693.5	694.9	685.4	643.0
Operating income (in billions of yen)	74.7	72.5	61.9	27.8
Ordinary income (in billions of yen)	81.0	78.6	64.3	25.6
Net income (in billions of yen)	47.6	43.3	32.9	3.8
Net income per ADS (5 common shares) (in yen) (Basic)	181.90	167.30	127.67	15.08
Total assets (in billions of yen)	922.8	906.9	814.8	736.4
Net assets (in billions of yen)	484.7	492.3	459.9	409.0
Net assets per ADS (in yen)	1,864.00	1,905.60	1,795.30	1,607.39

Notes:

1.	Net income per ADS is calculated based on the weighted average number of outstanding common shares for the period. Net assets per ADS are calculated based on the number of outstanding common shares at the end of the period. These per ADS amounts have been calculated after deducting the number of shares of treasury stock.

2.	From the fiscal year ended March 31, 2007, Kubota Corporation adopted “Accounting Standard for Presentations of Net Assets in the Balance Sheet” (Accounting Standards Board of Japan Statement No. 5 issued on December 9, 2005) and “Guidance on Accounting Standard for Presentation on Net Assets in Balance Sheet” (Accounting Standard Board of Japan Guidance No. 8 issued on December 9, 2005).

3.	The amounts have been rounded down to the nearest ¥0.1 billion except per ADS amounts and per ADS amounts have been rounded down to the nearest Yen.

(4) Main Subsidiaries and Affiliated Companies

Name		Issued capital	Percentage of voting shares		Major operations

(Subsidiaries)
1	Kubota Credit Co., Ltd.	¥0.3 billion	69.4 [17.7	]	Retail financing to purchasers of farm equipment, construction machinery and related products in Japan

2	Kubota-C.I. Co., Ltd.	¥3.0 billion	70.0		Manufacturing and sales of plastic pipes and fittings

3	Kubota U.S.A., Inc.	US$167 million	100.0		Administration of subsidiaries in the U.S.A.

4	Kubota Tractor Corporation	US$37 million	90.0 [90.0	]	Sales of tractors, small-sized construction machinery and other machinery in the U.S.A.

5	Kubota Credit Corporation	US$8 million	100.0 [90.0	]	Retail financing to purchasers of tractors and related products in the U.S.A.

6	Kubota Manufacturing of America Corporation	US$10 million	100.0 [100.0	]	Manufacturing and sales of small-sized tractors, lawn mower and utility vehicles

7	Kubota Industrial Equipment Corporation	US$20 million	100.0 [100.0	]	Manufacturing and sales of implements for tractors

8	Kubota Engine America Corporation	US$10 million	90.0 [90.0	]	Sales, engineering and after-sales service of engines, engine parts and engine accessories

9	Kubota Canada Ltd.	Can$6 million	80.0		Sales of tractors, engines, small-sized construction machinery and other machinery in Canada

10	Kubota Metal Corporation	Can$15 million	100.0		Manufacturing and sales of cast steel products in North America, mainly in Canada

11	Kubota Europe S.A.S.	EUR11 million	73.8		Sales of tractors, engines and small-sized construction machinery in Europe, mainly in France

12	Kubota Baumaschinen GmbH	EUR14 million	100.0		Manufacturing and sales of small-sized construction machinery in Europe, mainly in Germany

13	Kubota (Deutschland) GmbH	EUR3 million	80.0		Sales of tractors, tillers, engines and other machinery in Germany

14	Kubota (U.K.) Limited	£2 million	60.0		Sales of tractors, tillers, engines, small-sized construction machinery and other machinery in England and Ireland

15	Kubota Agricultural Machinery (Suzhou) Co., Ltd.	RMB 170 million	90.0		Manufacturing and sales of combine harvesters and rice transplanters and parts in China

16	The Siam Kubota Industry Co., Ltd.	208 million bahts	51.0		Manufacturing and sales of diesel engines and power tillers, and sales of tractors and other machinery in Southeast Asia, mainly in Thailand

17	Siam Kubota Tractor Co., Ltd.	1,103 million bahts	60.0		Manufacturing and sales of tractors in Thailand

(Affiliated Company)

1	Kubota Matsushitadenko Exterior Works Co., Ltd.	¥8.0 billion	50.0		Manufacturing and sales of roofing and siding

Notes:

1.	Figures inside [ ] represents ratio of indirect holding shares to total shares of each subsidiary, which is included in total percentage of voting shares described above [ ].
2.	The number of consolidated subsidiaries is 111 (including 17 subsidiaries listed above), a decrease of four subsidiaries from the prior year. The number of affiliated companies is 23 (including 1 affiliated company listed above), a decrease of three from the prior year.
3.	Consolidated financial results of fiscal year ended March 31, 2009 are described in “ I. Item of Overview of Operations, (1) Review of Operations”.

(5) Main Line of Business (As of March 31, 2009)

The Company is conducting its businesses in four fields: “Internal Combustion Engine and Machinery”, “Pipes, Valves, and Industrial Castings”, “Environmental Engineering” and “Other”.

Internal Combustion Engine and Machinery

i	Farm equipment (Tractors, Tillers, Power tillers, Combine harvesters, Reaper binders, Harvesters, Rice transplanters)

ii	Ancillary tools and Implements for Agriculture (Implements, Attachments, Rice dryers, Mower, Vegetable production Equipment, Multipurpose warehouse, Rice mill, Electric scooter, Automatic rice cooker and other equipment for agricultural use)

iii	Farm facilities (Cooperative facilities for rice drying and rice seedling, Gardening facilities, Cooperative separating facilities for fruits and vegetables, Rice mill plant)

iv	Outdoor power equipment (Lawn and garden equipment, Lawn mower, Utility vehicle)

v	Engines (for farming, construction, industrial machinery and generators)

vi	Construction machinery (Mini excavators, Wheel loaders, Carriers, Tractor shovels, Welders, Generators and other construction machinery related products)

Pipes, Valves, and Industrial Castings

i	Pipe systems (Ductile iron pipes, Spiral welded steel pipes (Steel pipe pile, Steel pipe sheet pile), Plastic pipes (Unplasticized polyvinyl chloride pipe, Polyethylene pipe, Plastic lining steel pipe, Fittings and accessories), Valves (for water supply and sewerage systems, etc.)

ii	Industrial castings (Reformer tubes, Hearth roll, G-Columns, G-Pile, Rolls for steel mills, Ceramics, TXAX (friction materials), Cast-iron drainage pipe, Single stack drain fitting, Ductile tunnel segment, Ductile frames)

Environmental Engineering

i	Water and sewage engineering plant (Waste water treatment equipments and plants, Water purification facilities, Sludge incineration and melting plants)

ii	Waste engineering (Waste shredding, sorting and recycling plants, Waste incinerating and melting plants, Night-soil treatment plants)

iii	Pumps (Furnishing and commissioning of pumping equipment for water supply, sewerage, irrigation and various fields, Small scale hydraulic power generating facility)

iv	Membrane Solutions (Submerged membrane systems for night-soil and wastewater purification, Membrane methane fermentation unit)

Other

i	House relation (Roofing, Siding, Johkasou systems (Septic Tanks), Bathtubs, Condominiums)

ii	Vending machines (for drinks, cigarettes and tickets)

iii	Electronic equipped machinery (Scales, Weighing and measuring control system, CAD systems, Printing and vending machine for tickets)

iv	Other (Air-conditioning equipment, Software, Design and construction of water supply and sewerage systems, engineering works and architecture)

Note.

The Company reviewed “Water, Environment & Infrastructure Consolidated Division” of the parent company from a viewpoint of market segment, and reorganized this consolidated division into 2 consolidated divisions;” Water & Environment Systems Consolidated Division” and; “Social Infrastructure Consolidated Division” on April 1, 2009.

(6) Main domestic Offices and Factories

	Name	Location
Offices

Head Office

Tokyo Head Office

Hokkaido Regional Office

Tohoku Regional Office

Chubu Regional Office

Chugoku Regional Office

Shikoku Regional Office

Kyusyu Regional Office

Hanshin Office

Okajima Business Center

Kyuhoji Business Center

Farm & Industrial Machinery Higashi-Nihon Office

Farm & Industrial Machinery Nishi-Nihon Office

Yokohama Branch

Osaka [Osaka]

Chuo-ku [Tokyo]

Sapporo [Hokkaido]

Sendai [Miyagi]

Nagoya [Aichi]

Hiroshima [Hiroshima]

Takamatsu [Kagawa]

Fukuoka [Fukuoka]

Amagasaki [Hyogo]

Osaka [Osaka]

Yao [Osaka]

Saitama [Saitama]

Amagasaki [Hyogo]

Yokohama [Kanagawa]

Plants	Hanshin Plant Keiyo Plant Hirakata Plant Shiga Plant Ryugasaki Plant Sakai Plant Utsunomiya Plant Tsukuba Plant Sakai-Rinkai Plant	Amagasaki [Hyogo] Funabashi and Ichikawa [Chiba] Hirakata [Osaka] Konan [Shiga] Ryugasaki [Ibaraki] Sakai [Osaka] Utsunomiya [Tochigi] Tsukubamirai [Ibaraki] Sakai [Osaka]

Main subsidiaries and affiliated companies

Internal Combustion Engine and Machinery (Location)

31 domestic sales companies of farm equipment

6 domestic sales companies of construction machinery

3 Kubota Agri Corporations

Kubota Credit Co., Ltd. (Osaka, Japan)

Kubota Farm & Industrial Machinery Service Ltd. (Sakai, Japan)

Kubota U.S.A., Inc. (U.S.A.)

Kubota Tractor Corporation (U.S.A.)

Kubota Credit Corporation U.S.A. (U.S.A.)

Kubota Manufacturing of America Corporation (U.S.A.)

Kubota Industrial Equipment Corporation (U.S.A.)

Kubota Engine America Corporation (U.S.A.)

Kubota Canada Ltd. (Canada)

Kubota Europe S.A.S. (France)

Kubota Baumaschinen GmbH (Germany)

Kubota (Deutschland) GmbH (Germany)

Kubota (U.K.) Ltd. (England)

Kubota Agricultural Machinery (Suzhou) Co., Ltd. (China)

The Siam Kubota Industry Co., Ltd. (Thailand)

Siam Kubota Tractor Co., Ltd. (Thailand)

Pipes, Valves, and Industrial Castings

Kubota-C.I. Co., Ltd. (Osaka, Japan) Nippon Plastic Industry Co., Ltd. (Komaki, Japan) Kubota Metal Corporation (Canada)

Environmental Engineering

Kubota Environmental Service Co., Ltd. (Taito-ku, Tokyo, Japan)

Other

Kubota Matsushitadenko Exterior Works, Ltd. (Osaka, Japan) Kubota Maison Co., Ltd. (Osaka, Japan) Kubota Air Conditioner, Ltd. (Taito-ku, Tokyo, Japan) Kubota Construction Co., Ltd. (Osaka, Japan)

(7) Employees

	Number of employees	Change from previous period
Consolidated:	25,140	+676
Non-consolidated:	9,911	+370

(8) Main Financing Bank

Name	Balance of the loan
Sumitomo Mitsui Banking Corporation	¥67.5 billion
Mizuho Corporate Bank, Ltd.	¥48.1 billion

II. Item on Shares of Kubota Corporation

(1) Stock Data (As of March 31, 2009)
1) Total number of Authorized Common Shares:	1,874,700,000 shares
2) Total number of Common Shares Outstanding:	1,285,919,180 shares
(including 13,475,966 shares of treasury stock)
3) Number of Shareholders:	53,002
4) Number of shares constituting one full unit of shares of Kubota Corporation shall be one thousand.
5) Principal Shareholders (Top 10)

Name	Number of Shares (thousand of shares)	Percentage of Issued Shares(*1)
Japan Trustee Services Bank, Ltd.	199,380	15.66
The Master Trust Bank of Japan Ltd.	123,078	9.67
Nippon Life Insurance Company	82,304	6.46
Meiji Yasuda Life Insurance Company	61,501	4.83
Sumitomo Mitsui Banking Corporation	45,006	3.53
Mizuho Corporate Bank, Ltd.	40,851	3.21
Trust & Custody Service Bank, Ltd.	30,662	2.40
The Dai-ichi Mutual Life Insurance Company	30,491	2.39
Mizuho Bank, Ltd.	28,388	2.23
Sumitomo Life Insurance Company	25,307	1.98

Notes:

1.	(*1) Percentage of issued shares is calculated excluding treasury stock on March 31, 2009.
2.	The number of shares owned by Japan Trustee Services Bank, Ltd. includes 22,982 thousand shares held by Sumitomo Trust and Banking Co., Ltd. Retirement Benefit Trust Account.

(2) Purchase, sale and possession of treasury stock (As of March 31, 2009)

1) Total amount of shares purchased during this fiscal year

Total number of treasury stock purchased:	8,571,130 common shares
Total amount of treasury stock purchased:	¥5,337,945,573

Notes:

(a)	Total amount of treasury stock purchased, pursuant to the resolutions of Board of Directors’ Meeting

	Total number of treasury stock purchased:	8,400,000 common shares
	Total amount of treasury stock purchased:	¥5,227,724,000

(b)	Total amount of shares purchased less than the minimum unit

	Total number of shares acquired:	171,130 common shares
	Total amount of shares acquired:	¥110,221,573

2) Total amount of shares sold less than the minimum unit during this fiscal year

Total number of shares retired:	41,259 common shares
Total amount of shares retired:	¥30,060,031

3) Total number of treasury stock on March 31, 2009:	13,475,966 of common shares

(Total number of treasury stock on March 31, 2008:	4,946,095 of common shares)

III. Item of Directors and Corporate Auditors of Kubota Corporation

(1) Name of Directors and Corporate Auditors (As of March 31, 2009)

RD = Representative Director, C = Chairman of the Board, VC = Vice Chairman of the Board,

P = President, EVP = Executive Vice President, EMD = Executive Managing Director, MD = Managing Director,

D = Director, CA = Corporate Auditor, GM = General Manager

Title	Name	Responsibilities and principal position
P&RD	Yasuo Masumoto

C&RD	Daisuke Hatakake

VC&D	Moriya Hayashi

EVP&D	Toshihiro Fukuda	In charge of Corporate Staff Section

EMD	Eisaku Shinohara	GM of R & D Headquarters in Farm & Industrial Machinery Consolidated Division, In charge of Research & Development Planning & Promotion Dept. and Environmental Equipment R&D Center

MD	Yoshihiko Tabata	GM of Engine Division

MD	Kazunobu Ueta	GM of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

MD	Morimitsu Katayama	GM of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, GM of Sakai Plant, In charge of Quality Assurance & Manufacturing Promotion Dept.

MD	Nobuyuki Toshikuni	GM of Tractor Division

MD	Hirokazu Nara	In charge of Corporate Staff Section (Assistant), In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

MD	Masayoshi Kitaoka	In charge of Personnel Dept., Health & Safety Planning & Promotion Dept., GM of Head Office

MD	Tetsuji Tomita	GM of Farm & Industrial Machinery Consolidated Division, GM of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division, President of Kubota Tractor Corporation

MD	Masatoshi Kimata	Deputy GM of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

MD	Nobuyo Shioji	GM of Construction Machinery Division

D	Takeshi Torigoe	Deputy GM of Water, Environment & Infrastructure Consolidated Division, GM of Steel Castings Division

D	Satoru Sakamoto	GM of Air Condition Equipment Division, President of Kubota Air Conditioner, Ltd.

D	Hideki Iwabu	GM of Water & Sewage Engineering Division, GM of Tokyo Head Office

D	Takashi Yoshii	President of Kubota Manufacturing of America Corporation

D	Kohkichi Uji	GM of Ductile Iron Pipe Division

D	Toshihiro Kubo	GM of Coordination Dept. in Water, Environment & Infrastructure Consolidated Division, GM of Production Control Headquarters in Water, Environment & Infrastructure Consolidated Division

D	Kenshiro Ogawa	GM of Tsukuba Plant, GM of Production Engineering Center of Emission in Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

D	Tetsu Fukui*	GM of Environmental Equipment R&D Center, GM of Environmental Consolidated Technology Dept. in Environmental Equipment R&D Center

D	Satoshi Iida*	President of Kubota Europe S.A.S.

D	Shigeru Kimura*	GM of Finance & Accounting Dept.

CA	Junichi Maeda	Full-time

CA	Yoshiharu Nishiguchi	Full-time

CA	Yoshio Suekawa	Certified Public Accountant

CA	Yuzuru Mizuno	Executive Vice President of Matsushita Real Estate Co., Ltd.

CA	Masanobu Wakabayashi	Attorney

Notes:

1.	Messrs. Yoshio Suekawa, Yuzuru Mizuno, Masanobu Wakabayashi are outside Corporate Auditors.

2.	Mr. Yoshio Suekawa, an outside Corporate Auditor of Kubota Corporation, is a certified public accountant and has an adequate knowledge regarding accounting and finance including accounting principles generally accepted in the United States of America.

3.	Changes of Directors during the fiscal year ended March 31, 2009

1)	Persons indicated by an asterisk (*) in the above table were newly elected at the 118th Ordinary General Meeting of Shareholders held on June 20, 2008 and assumed their offices.

2)	On January 1, 2009, Mr. Yasuo Masumoto, Executive Vice President and Directors of Kubota Corporation, had assumed his office as President and Representative Director of Kubota Corporation. Mr. Daisuke Hatakake, President and Representative Director of Kubota Corporation, had assumed his office as Chairman of the Board of Director of Kubota Corporation and Mr. Moriya Hayashi, Executive Vice President and Representative Director of Kubota Corporation, had assumed his office as Chairman of the Board of Director of Kubota Corporation on the same date.

4.	Kubota Corporation had changed title and responsibilities and principal position of Directors, and introduced the Executive Officer System and appointed 26 Executive Officers as follows on April 1, 2009.

Title and Responsibilities and principal position of Directors (on April 1, 2009)

Title	Name	Responsibilities and principal position
Director	Toshihiro Fukuda

Director	Yoshihiko Tabata	Chairman and Director of Kubota Systems Inc.

Director	Kazunobu Ueta	Chairman and Director of Kubota Credit Co., Ltd.

Executive Officers (on April 1, 2009)

Title	Name	Responsibilities and principal position
Director, Senior Managing Executive Officer	Eisaku Shinohara	In charge of Research & Development Planning & Promotion Dept. and Environmental Equipment R&D Center

Director, Managing Executive Officer	Morimitsu Katayama	GM of Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division, GM of Sakai Plant, In charge of Quality Assurance & Manufacturing Promotion Dept.

Director, Managing Executive Officer	Nobuyuki Toshikuni	GM of R & D Headquarters in Farm & Industrial Machinery Consolidated Division

Representative Director, Senior Managing Executive Officer	Hirokazu Nara	GM of Water & Environment Systems Consolidated Division

Director, Managing Executive Officer	Masayoshi Kitaoka	In charge of Personnel Dept., Secretary & Public Relations Dept., General Affairs Dept., Tokyo Administration Dept., GM of Head Office

Representative Director, Senior Managing Executive Officer	Tetsuji Tomita	GM of Farm & Industrial Machinery Consolidated Division, GM of International Operations Headquarters in Farm & Industrial Machinery Consolidated Division

Director, Managing Executive Officer	Masatoshi Kimata	Deputy GM of Farm & Industrial Machinery Consolidated Division, GM of Sales Headquarters in Farm & Industrial Machinery Consolidated Division

Director, Managing Executive Officer	Nobuyo Shioji	GM of Construction Machinery Division, President of Kubota Construction Machinery Japan Co., Ltd.

Director, Managing Executive Officer	Takeshi Torigoe	GM of Social Infrastructure Consolidated Division, GM of Material Division, GM of Steel Castings Business Unit

Director, Managing Executive Officer	Satoru Sakamoto	In charge of Corporate Planning & Control Dept. and Finance & Accounting Dept.

Director, Managing Executive Officer	Hideki Iwabu

GM of Water Engineering & Solution Division,

GM of Water & Sewage Engineering Business Unit,

GM of Membrane Systems Business Unit,

GM of Membrane Systems Business Coordination Dept.,

GM of Tokyo Head Office,

President of Kubota Membrane Co., Ltd.

Director, Executive Officer	Takashi Yoshii	President of Kubota Manufacturing of America Corporation

Director, Executive Officer	Kohkichi Uji	GM of Pipe Systems Division, GM of Ductile Iron Pipe Business Unit

Director, Executive Officer	Toshihiro Kubo

Deputy GM of Water & Environment Systems Consolidated Division,

GM of Water & Environment Systems, Social Infrastructure Business Promotion Headquarter,

GM of Production Control Dept. in Water & Environment Systems, Social Infrastructure Business Promotion Headquarter

Director, Executive Officer	Kenshiro Ogawa	GM of Tsukuba Plant, GM of Production Engineering Center of Emission in Manufacturing Headquarters in Farm & Industrial Machinery Consolidated Division

Director, Executive Officer	Tetsu Fukui	GM of Environmental Equipment R&D Center, GM of Environmental Consolidated Technology Dept. in Environmental Equipment R&D Center

Director, Executive Officer	Satoshi Iida	President of Kubota Tractor Corporation

Director, Executive Officer	Shigeru Kimura	In charge of Corporate Planning & Control Dept.(Assistant), GM of Finance & Accounting Dept.

Executive Officer	Katsuyuki Iwana	GM of Related Products Division

Executive Officer	Masakazu Tanaka	GM of Farm Machinery Division

Executive Officer	Taichi Itoh	GM of Health & Safety Planning & Promotion Dept.

Executive Officer	Yujiro Kimura	GM of Electronic Equipped Machinery Division

Executive Officer	Shinji Sasaki	GM of Engine Division

Executive Officer	Hiroshi Matsuki	GM of Steel Pipe Division

Executive Officer	Yuichi Kitao	GM of Tractor Division

Executive Officer	Kunio Suwa	GM of CSR Planning & Coordination Headquarters

(2) Remuneration for Directors and Corporate Auditors

Title	Number	Total
Director	24	¥ 935 million

Corporate Auditor	5	¥ 92 million (including ¥ 34 million for three outside Corporate Auditors)

Notes:

1.	The above remuneration for Directors of Kubota Corporation does not include the employees’ portion salary of certain Directors.

2.	Remuneration for Directors includes ¥185 million of bonuses for Directors to be proposed on the 119th Ordinary General Meeting of Shareholders.

(3) Activity report for outside Corporate Auditors

Position	Name	Their Activities
Corporate Auditor	Yoshio Suekawa	Mr. Yoshio Suekawa attended all 13 Board of Directors’ Meetings and all 19 Board of Corporate Auditors’ Meetings and expressed opinions regarding accounting and financial matters, including accounting principles generally accepted in the United States of America, from professional viewpoint. Mr. Yoshio Suekawa also attended the regular meeting with President and expressed opinions.

Corporate Auditor	Yuzuru Mizuno	Mr. Yuzuru Mizuno attended all 13 Board of Directors’ Meetings and all 19 Board of Corporate Auditors’ Meetings and expressed opinions based on long experience in corporate accounting and finance and professional viewpoint. Mr. Yuzuru Mizuno also attended the regular meeting with President and expressed opinions.

Corporate Auditor	Masanobu Wakabayashi	Mr. Masanobu Wakabayashi attended all 13 Board of Directors’ Meetings and all 19 Board of Corporate Auditors’ Meetings and expressed opinions based on long experience of legal career and professional viewpoint. Mr. Masanobu Wakabayashi also attended the regular meeting with President and expressed opinions.

IV. Independent Auditor

(1) Name of Independent Auditor

Deloitte Touche Tohmatsu (Japanese member firm of Deloitte Touche Tohmatsu, Swiss Verein)

(2) Compensation for the Independent Auditor for the fiscal year ended March 31, 2009

1) Amount of compensation provided for the fiscal year ended March 31, 2009	¥225 million

2) Total amount of cash and other financial benefits payable by Kubota Corporation and its subsidiaries to the Independent Auditor	¥253 million

Notes:

1.	The compensation for auditing are not divided into the compensation related to the Corporate Law and the compensation related to the Financial Products Trading Law in the audit contract between Kubota Corporation and the Independent Auditor, and it cannot be divided into the two portions. Therefore, the amount 1) described above is a total amount of the two portions.

2.	Kubota Corporation paid fees to the Independent Auditor for the support services related to consultations on finance and accounting, which are not services specified in Article 2 Paragraph 1 of the Certified Public Accountant Law.

3.	Kubota Tractor Corporation and other 14 principal subsidiaries are audited by independent auditors different from the Independent Auditor of Kubota Corporation.

(3) Policies for Determining Dismissal or Non-reelection of Independent Auditor

The Board of Corporate Auditors examines the dismissal or non-reelection of the Independent Auditor if Kubota Corporation believes that it infringes upon or contravenes laws and regulations such as the Corporate Law, the Certified Public Accountant Law, or other laws. If the Board of Corporate Auditors determines that the dismissal or non-reelection is reasonable, it submits, in accordance with the rules and regulations for the Board of Corporate Auditors, a request to the Board of Directors to include the “dismissal or non-reelection of accounting auditor” in the agenda of the ordinary general meeting of shareholders.

V. Item of Systems to be developed to Establish Internal Control Systems

The Company has set and is implementing the following nine systems to ensure the propriety of our business operations. The Company partly revised these systems at the Board of Directors’ Meeting held on March 24, 2009.

1.	System to ensure that Directors and employees perform their duties in compliance with laws and regulations, and the articles of incorporation

As the basis of a system to ensure that Directors, Executive Officers and employees perform their duties in compliance with laws and regulations, and the articles of incorporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” to be observed by all Directors, Executive Officers and employees of Kubota Corporation and its subsidiaries.

Under the Company-Wide Risk Control Committee, the department in charge designated for each risk category of management risks (hereinafter referred to as the “department in charge”) undertakes such activities as education and training to promote compliance with laws and ethics, and performs internal audits.

In addition, based on the operational regulations “Operation of Whistle Blowing System”, Kubota Corporation sets up the “Kubota Hotline,” a service counter for in-house whistle blowing and consultation that is equipped with rules to protect whistle blowers, to discover at an early stage any improper conduct that infringes on laws or other regulations and to prevent such infringements from occurring.

2.	System related to the holding and control of information about Kubota Corporation’s Directors execution of their duties

Kubota Corporation properly keeps and controls information on the execution of duties by the Directors and Executive Officers in accordance with its in-house rules and regulations, such as the “Regulations on Custody of Documents” and other items. Kubota Corporation also maintains a standard by which such documents are available for examination, as necessary.

3.	Rules and regulations on the management of risks of losses and other systems

Kubota Corporation manages risks of compliance, environment, health and safety, disasters, quality, and other risks relating to the performance of business operations by establishing in-charge departments or committees under the Company-Wide Risk Control Committee, and by providing internal rules and regulations, manuals, and other guidelines to respond to such risks.

In order to respond to new risks, the Company-Wide Risk Control Committee will determine the department in charge, and the new risks will be controlled by the said department.

4.	System to ensure the efficient execution of duties by the Directors

The Board of Directors decides management execution policy, matters set in laws and regulations and other important matters regarding management, and oversights Directors and Executive Officers execution of their duties.

At the Executive Officers’ Meeting, President & Representative Director gives directions and information to the Executive Officers about policies and resolutions of the Board of Directors. The progress of execution of their duties is reported to President & Representative Director by the Executive Officers.

Kubota Corporation enhances our decision-making process by having adequate discussions in “management committee”, with the participation of the President and other Directors, to decide important management matters. Kubota Corporation also implements multidimensional studies in an “investment council,” mainly consisting of Directors in charge of indirect departments, to discuss important investment projects. The results of these discussions are reported to the Board of Directors to enhance the effectiveness of the system, in accordance with the operational regulations “Operation of Management Committee and Investment Council”.

5.	System to ensure proper business operations within Kubota Corporation, consisting of Kubota Corporation and its subsidiaries

To create a control environment for Kubota Corporation, Kubota Corporation establishes the “Charter for Action” and “Code of Conduct” and shares these philosophies. To ensure proper business operations of Kubota Corporation, including its subsidiaries, Kubota Corporation sets its in-house rules and regulations and establishes proper internal control systems. The status of the establishment and operation of internal control systems related to the management risks including the internal control systems over financial reporting is audited by the internal auditing department and departments in charge, after self-audits performed by each department of the Company and its subsidiaries, and the results of such audits are reported to the Directors in charge, Chairman of the Company-Wide Risk Control Committee, President & Representative Director, the Board of Directors and Corporate Auditors.

Kubota Corporation manages its subsidiaries in accordance with the “Regulations on Management of Affiliated Companies” in order to keep their proper operations.

6.	System for Directors and employees to report to Corporate Auditors and other systems related to reports to Corporate Auditors

The Directors, Executive Officers and employees report the following matters to the Corporate Auditors without delay, in addition to the matters that need to be reported in accordance with laws and regulations:

(a)	Matters that could affect Kubota Corporation’s management;
(b)	Contents of internal audits performed by the internal auditing department and departments in charge
(c)	Contents of whistle blowing revealed in the “Kubota Hotline”; and
(d)	Other matters requested by the Board of Corporate Auditors or Corporate Auditors

7.	Matters related to employees who are requested to assist Corporate Auditors in their duties

Kubota Corporation establishes an office of Corporate Auditors and assigns employees to exclusively support the Corporate Auditors perform their duties.

8.	Independence of employees in Item 7. above from the Directors

Assignment or other handling of the employees in Item 7. is made after consultation and agreement between the Director in charge of Personnel Dept. and the Corporate Auditors.

9.	Other systems to ensure effective audits by the Corporate Auditors

(a)	The President & Representative Director of Kubota Corporation has meetings with the Corporate Auditors periodically, and as needed, to exchange views on matters that Kubota Corporation must deal with, the improvement of audit environments, and other issues.

(b)	The Corporate Auditors explain the audit policies and audit plan to the Board of Directors, and the Directors make efforts to improve communication with the Corporate Auditors to enhance the exchange of information and establish an effective cooperation with the Corporate Auditors.

VI. Policy on appropriation of retained surplus

Kubota Corporation’s basic policy for the return of profit to shareholders is to maintain stable dividends or raise dividends together with share buy-back and cancellation of treasury stock. Kubota Corporation recognizes returning profit to shareholders is one of the most important missions and will strive to expand it, considering requirements of maintaining sound business operations as well as adapting to the future business environment.

Kubota Corporation decided at the Board of Directors’ Meeting held on May 13, 2009 that Kubota Corporation would pay ¥35 year-end dividend per American Depositary Share (ADS) on June 22, 2009. As a result, the annual dividend per ADS for the fiscal year ended March 31, 2009 will be ¥70, the same as the fiscal year ended March 31, 2008.

Notice of year-end dividend

1) Amount of year-end dividend	¥35 per ADS (Total ¥8,907,102,498)

2) Record date of year-end dividend	March 31, 2009

3) Payment date	Monday, June 22, 2009

4) Resource of year-end dividend	Retained earnings

Consolidated Balance Sheets

Assets			(In millions of yen)

	March 31, 2009	March 31, 2008 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:
Cash and cash equivalents	69,505	88,784	(19,279)
Notes and accounts receivable:
Trade notes	65,429	70,645	(5,216)
Trade accounts	324,583	209,275	115,308
Less: Allowance for doubtful receivables	(2,512)	(1,983)	(529)

Total receivables, net	387,500	277,937	109,563

Short-term finance receivables-net	97,292	113,409	(16,117)
Inventories	207,401	206,220	1,181
Interest in sold receivables	—	77,767	(77,767)
Other current assets	54,648	58,521	(3,873)

Total current assets	816,346	822,638	(6,292)

Investments and long-term finance receivables:
Investments in and loan receivables to affiliated companies	14,511	13,646	865
Other investments	96,197	145,322	(49,125)
Long-term finance receivables-net	169,257	191,523	(22,266)

Total investments and long-term finance receivables	279,965	350,491	(70,526)

Property, plant, and equipment:
Land	90,479	92,208	(1,729)
Buildings	208,901	211,570	(2,669)
Machinery and equipment	361,323	372,425	(11,102)
Construction in progress	6,970	6,225	745

Total	667,673	682,428	(14,755)
Accumulated depreciation	(442,052)	(444,355)	2,303

Net property, plant, and equipment	225,621	238,073	(12,452)

Other assets:
Long-term trade accounts receivable	27,071	26,605	466
Other	37,680	27,444	10,236
Less: Allowance for doubtful receivables	(859)	(981)	122

Total other assets	63,892	53,068	10,824

Total	1,385,824	1,464,270	(78,446)

Consolidated Balance Sheets

Liabilities and Shareholders’ equity			(In millions of yen)

	March 31, 2009	March 31, 2008 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:
Short-term borrowings	132,100	113,087	19,013
Trade notes payable	16,405	21,232	(4,827)
Trade accounts payable	163,222	191,042	(27,820)
Advances received from customers	6,306	4,748	1,558
Notes and accounts payable for capital expenditures	13,301	15,436	(2,135)
Accrued payroll costs	26,266	27,680	(1,414)
Accrued expenses	25,717	32,608	(6,891)
Income taxes payable	4,733	12,908	(8,175)
Other current liabilities	45,947	34,744	11,203
Current portion of long-term debt	60,378	65,976	(5,598)

Total current liabilities	494,375	519,461	(25,086)
Long-term liabilities:
Long-term debt	208,588	183,945	24,643
Accrued retirement and pension costs	56,591	43,790	12,801
Other long-term liabilities	10,027	25,747	(15,720)

Total long-term liabilities	275,206	253,482	21,724

Minority interests	37,959	43,230	(5,271)

Shareholders’ equity:
Common stock	84,070	84,070	—
Capital surplus	93,150	93,150	—
Legal reserve	19,539	19,539	—
Retained earnings	452,791	423,927	28,864
Accumulated other comprehensive income (loss)	(62,184)	31,177	(93,361)
Treasury stock	(9,082)	(3,766)	(5,316)

Total shareholders’ equity	578,284	648,097	(69,813)

Total	1,385,824	1,464,270	(78,446)

Consolidated Statements of Income

	(In millions of yen)

	Year ended March 31, 2009	Year ended March 31, 2008 (Reference)	Change (Reference)
	Amount	Amount	Amount
Revenues	1,107,482	1,154,574	(47,092)
Cost of revenues	810,226	824,093	(13,867)
Selling, general, and administrative expenses	193,426	192,935	491
Loss from disposal and impairment of businesses and fixed assets	1,015	671	344

Operating income	102,815	136,875	(34,060)

Other income (expenses):

Interest and dividend income	4,822	4,472	350
Interest expense	(2,664)	(986)	(1,678)
Gain (loss) on sales of securities-net	(116)	704	(820)
Valuation loss on other investments	(8,618)	(6,715)	(1,903)
Foreign exchange loss-net	(11,525)	(9,043)	(2,482)
Other-net	(1,455)	(2,730)	1,275

Other income (expense), net	(19,556)	(14,298)	(5,258)
Income from continuing operations before income taxes, minority interests in earnings of subsidiaries, and equity in net income of affiliated companies	83,259	122,577	(39,318)

Income taxes:

Current	23,637	43,929	(20,292)
Deferred	5,109	4,115	994

Total income taxes	28,746	48,044	(19,298)

Minority interests in earnings of subsidiaries	6,671	6,790	(119)

Equity in net income of affiliated companies	222	94	128

Income from continuing operations	48,064	67,837	(19,773)

Income from discontinued operations, net of taxes	—	189	(189)

Net income	48,064	68,026	(19,962)

Consolidated Statement of Shareholders’ Equity

Year ended March 31, 2009	(In millions of yen)

	Shares of common stock outstanding (thousands)	Shareholders’ Equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
Balance, March 31, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)	648,097

Net income					48,064			48,064

Other comprehensive loss						(93,361)		(93,361)
Cash dividends, ¥15 per share					(19,193)			(19,193)
Purchase and sale of treasury stock	(8,541)				(7)		(5,316)	(5,323)

Balance, March 31, 2009	1,272,063	84,070	93,150	19,539	452,791	(62,184)	(9,082)	578,284

Year ended March 31, 2008 (Reference)						(In millions of yen)

	Shares of common stock outstanding (thousands)	Shareholders’ Equity
		Common stock	Capital surplus	Legal reserve	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
Balance, March 31, 2007	1,291,513	84,070	93,150	19,539	376,815	86,247	(184)	659,637

Cumulative effect of adopting FIN 48*					261			261
Net income					68,026			68,026
Other comprehensive loss						(55,070)		(55,070)

Cash dividends, ¥13 per share					(16,777)			(16,777)
Purchase and sale of treasury stock	(10,909)						(7,980)	(7,980)
Retirement of treasury stock					(4,398)		4,398	—

Balance, March 31, 2008	1,280,604	84,070	93,150	19,539	423,927	31,177	(3,766)	648,097

Notes of Consolidated Financial Statements

Significant Accounting Policies

1.	Basis of Preparation of Consolidated Financial Statements

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“US GAAP”) persuant to the provision of the Corporate Law Accounting Regulations Article 120 Paragraph 1. Certain supplementary material and notes required under US GAAP are omitted persuant to the same provision.

2.	Scope of consolidation and Application of equity method

111 subsidiaries are consolidated. 23 affiliated companies are accounted for under the equity method.

3.	Valuation of Inventories

Inventories are mainly stated at the lower of cost which is determined by the moving-average method, or market.

4.	Valuation of Securities

The Company has adopted the Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Available-for-sale securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in shareholders’ equity, and cost of securities sold is determined by the moving-average method.

5.	Depreciation of Fixed Assets

Depreciation of tangible fixed assets is mainly computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. Pursuant to SFAS No. 142, “Goodwill and Other Intangible Assets,” the Company performs impairment test at least once per year on goodwill which should not be amortized.

6.	Basis of Provision for Allowance

The allowance for doubtful accounts is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

Accrued employees’ retirement benefits are provided for payments of retirement benefits in accordance with SFAS No.87, “Employers’ Accounting for Pensions” and SFAS No.158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” based on the fair value of both projected benefit obligations and plan assets at year-end. The unrecognized prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. The Company recognizes actuarial gains and losses in excess of 20% of the larger of the projected benefit obligation or plan assets in the year following the year in which such gains and losses were incurred, and amortizes actuarial gains and losses between 10% and 20% over the average participants’ remaining service period.

7.	Discontinued Operations

The Company accounts for discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and presents the results of discontinued operations as a separate line item in the consolidated statements of income under income from discontinued operations, net of taxes.

8.	Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Consolidated Balance Sheets

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	The balances of each classification within accumulated other comprehensive income (loss) were as follows:

Millions of Yen
2009
Foreign currency translation adjustments	¥(47,887)
Unrealized gains on securities	9,322
Unrealized losses on derivatives	(2,162)
Pension liability adjustments	(21,457)

Accumulated other comprehensive loss	¥(62,184)

3.	At March 31, 2009, assets pledged as collateral for debt were as follows:

Millions of Yen
2009
Trade notes	¥2,061
Trade accounts	14,214
Other current assets	566
Finance receivables	45,213
Property, plant, and equipment	8,782

Total	¥70,836

The above assets were pledged against the following liabilities:

Millions of Yen
2009
Short-term borrowings	¥28,233
Current portion of long-term debt	17,416
Long-term debt	19,904

Total	¥65,553

4.	The Company is contingently liable as guarantor of the indebtedness of distributors including affiliated companies, and customers for their borrowings from financial institutions. The maximum potential amount of undiscounted future payments of these financial guarantees as of March 31, 2009 was ¥2,549 million.

Notes to Consolidated Statements of Income

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	With regard to the sales of ductile iron straight pipes in Japan, the Company received a surcharge order of ¥7,072 million from the Fair Trade Commission of Japan (the “FTCJ”) based on the Anti-Monopoly Law on December 24, 1999. In an effort to appeal, the Company filed a petition for the initiation of hearing procedures and the procedures were conducted. On March 25, 2009, the Company received the preliminary decision, which ordered the Company to pay the surcharge of ¥7,072 million. The Company recorded the surcharge as selling, general, and administrative expenses in the year ended March 31, 2009, while the Company filed a motion for objection to the FTCJ against the decision.

Notes to Consolidated Statement of Shareholders’ Equity

1.	The amounts in the statements have been rounded off to the nearest million yen.

2.	The components of other comprehensive loss for the year ended March 31, 2009 was as follows:

Millions of Yen
2009
Foreign currency translation adjustments	¥(51,789)
Unrealized losses on securities	(26,270)
Unrealized losses on derivatives	(1,512)
Pension liability adjustments	(13,790)

Other comprehensive loss	¥(93,361)

Notes to Per Common Share Information
1. Shareholders’ equity per share	¥454.60
2. Net income per share	¥37.68

Balance Sheets (Non-consolidated)

Assets			(In millions of yen)

	March 31, 2009	March 31, 2008 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current assets:	394,552	423,514	(28,961)

Cash and deposits	27,523	37,911	(10,387)
Trade notes receivable	33,831	34,403	(572)
Trade accounts receivable	203,008	228,207	(25,198)
Finished goods	47,459	45,273	2,186
Work in process	21,910	21,227	682
Raw materials and supplies	9,025	7,208	1,816
Prepaid expenses	416	331	85
Deferred tax assets	8,852	8,914	(62)
Short-term loans receivable	27,221	28,468	(1,246)
Other	15,623	11,838	3,785
Allowance for doubtful receivables	(320)	(270)	(50)

Long-term assets:	341,943	391,371	(49,428)

Property, plant, and equipment, net of accumulated depreciation:	159,529	163,172	(3,642)
Buildings	38,779	39,415	(635)
Structures	5,300	5,523	(222)
Machinery and equipment	27,763	29,375	(1,612)
Transportation equipment	155	144	11
Tools, furniture and fixtures	5,815	4,413	1,402
Land	79,413	80,938	(1,525)
Construction in progress	2,301	3,362	(1,060)

Intangibles:	2,977	2,601	376
Patent rights	0	1	(1)
Leasehold rights	24	24	—
Trademark rights	0	1	(0)
Software	2,688	2,309	379
Facility utility rights	263	264	(1)

Investments:	179,436	225,598	(46,161)
Investment securities	94,492	143,506	(49,013)
Stock investments in subsidiaries and affiliated companies	54,270	53,214	1,055
Other investments	11	8	3
Other investments in subsidiaries and affiliated companies	3,733	3,265	467
Long-term loans receivable	26,363	25,355	1,008
Long-term loans receivable from employees	10	32	(21)
Long-term prepaid expenses	837	252	584
Deferred tax assets	327	—	327
Other	7,162	7,660	(497)
Allowance for doubtful receivables	(7,772)	(7,696)	(75)

Total assets	736,496	814,886	(78,390)

Balance Sheets (Non-consolidated)

Liabilities and net assets			(In millions of yen)

	March 31, 2009	March 31, 2008 (Reference)	Change (Reference)
	Amount	Amount	Amount
Current liabilities:	237,997	251,157	(13,160)

Trade notes payable	5,563	7,019	(1,455)
Trade accounts payable	121,659	148,658	(26,999)
Short-term borrowings	22,512	18,524	3,987
Lease obligations	913	—	913
Other accounts payable	19,198	13,205	5,992
Income tax payable	—	6,058	(6,058)
Accrued expenses	29,115	32,187	(3,071)
Advances received from customers	4,573	1,790	2,782
Deposits received	22,600	20,757	1,843
Provision for warranty costs	3,112	2,710	401
Provision for directors’ bonuses	170	232	(62)
Other	8,578	11	8,566

Long-term liabilities:	89,435	103,780	(14,344)

Bonds	40,000	40,000	—
Long-term borrowings	30,500	29,012	1,487
Lease obligations	1,485	—	1,485
Deferred tax liabilities	—	11,819	(11,819)
Liabilities for severance payments to the employees	10,273	15,640	(5,367)
Other	7,177	7,308	(131)

Total liabilities	327,432	354,937	(27,504)

Shareholders’ equity	383,478	404,136	(20,658)

Common stock	84,070	84,070	—
Capital surplus:	73,057	73,057	—
Additional paid-in capital	73,057	73,057	—
Retained earnings:	235,282	250,632	(15,350)
Legal reserve	19,539	19,539	—
Other retained earnings:	215,742	231,093	(15,350)
Reserve for special depreciation	33	44	(10)
General reserve	211,742	202,442	9,300
Unappropriated retained earnings	3,967	28,607	(24,640)
Treasury stock	(8,931)	(3,623)	(5,307)
Valuation, translation adjustments and others	25,585	55,812	(30,226)

Unrealized holding gain on securities	25,576	55,810	(30,234)
Unrealized gain from hedging activities	9	1	7

Total net assets	409,063	459,948	(50,885)

Total liabilities and net assets	736,496	814,886	(78,390)

Statements of Income (Non-consolidated)

			(In millions of yen)

	Year ended March 31, 2009	Year ended March 31, 2008 (Reference)	Change (Reference)
	Amount	Amount	Amount
Net sales	643,090	685,431	(42,340)
Cost of sales	521,796	526,888	(5,092)

Gross profit	121,294	158,543	(37,248)

Selling, general and administrative expenses	93,450	96,611	(3,160)

Operating income	27,844	61,932	(34,087)

Non-operating income:	14,079	18,138	(4,059)
Interest income	759	735	24
Dividend income	4,999	6,699	(1,699)
Other	8,320	10,704	(2,383)
Non-operating expenses:	16,263	15,712	551
Interest expense	1,278	1,078	200
Other	14,985	14,634	351

Ordinary income	25,659	64,357	(38,698)

Extraordinary losses:	11,716	—	11,716
Surcharge on the Anti-Monopoly Law	7,284	—	7,284
Valuation losses on investment securities	2,780	—	2,780
Impairment losses on fixed assets	1,650	—	1,650

Income before income taxes	13,943	64,357	(50,414)

Income taxes:	10,094	31,451	(21,357)
Current	1,519	17,525	(16,006)
Previous years	—	5,353	(5,353)
Deferred	8,575	8,573	1

Net income	3,849	32,906	(29,056)

Statement of Changes in Net Assets (Non-consolidated)

Year ended March 31, 2009	(In millions of yen)

	Shareholders’ equity								Valuation, translation adjustments and others
		Capital surplus	Retained earnings
				Other retained earnings
	Common stock	Additional paid-in capital	Legal reserve	Reserve for special depreciation	General reserve	Unappro -priated retained earnings	Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others	Total net assets
Balance, March 31, 2008	84,070	73,057	19,539	44	202,442	28,607	(3,623)	404,136	55,810	1	55,812	459,948
Changes in this fiscal year
Transfer of reserve for special depreciation				2		(2)		—			—	—
Reversal of reserve for special depreciation				(12)		12		—			—	—
Transfer of general reserve					9,300	(9,300)		—			—	—
Dividends						(19,193)		(19,193)			—	(19,193)
Net income						3,849		3,849			—	3,849
Purchase of treasury stock							(5,337)	(5,337)			—	(5,337)
Disposal of treasury stock						(7)	30	22			—	22
Net change of items other than shareholders’ equity								—	(30,234)	7	(30,226)	(30,226)
Total changes in this fiscal year	—	—	—	(10)	9,300	(24,640)	(5,307)	(20,658)	(30,234)	7	(30,226)	(50,885)

Balance, March 31, 2009	84,070	73,057	19,539	33	211,742	3,967	(8,931)	383,478	25,576	9	25,585	409,063

Year ended March 31, 2008 (Reference)	(In millions of yen)

	Shareholders’ equity								Valuation, translation adjustments and others
	Common stock	Capital surplus	Retained earnings				Treasury stock	Total shareholders’ equity	Unrealized holding gain on securities	Unrealized gain from hedging activities	Total valuation, translation adjustments and others	Total net assets
				Other retained earnings
		Additional paid-in capital	Legal reserve	Reserve for special depreciation	General reserve	Unappro -priated retained earnings
Balance, March 31, 2007	84,070	73,057	19,539	35	184,342	34,984	(41)	395,987	96,380	0	96,381	492,369
Changes in this fiscal year
Transfer of reserve for special depreciation				22		(22)		—			—	—
Reversal of reserve for special depreciation				(14)		14		—			—	—
Transfer of general reserve					18,100	(18,100)		—			—	—
Dividends						(16,776)		(16,776)			—	(16,776)
Net income						32,906		32,906			—	32,906
Purchase of treasury stock							(7,997)	(7,997)			—	(7,997)
Disposal and retirement of treasury stock						(4,398)	4,415	17			—	17
Net change of items other than shareholders’ equity								—	(40,569)	0	(40,569)	(40,569)
Total changes in this fiscal year	—	—	—	8	18,100	(6,377)	(3,582)	8,148	(40,569)	0	(40,569)	(32,420)

Balance, March 31, 2008	84,070	73,057	19,539	44	202,442	28,607	(3,623)	404,136	55,810	1	55,812	459,948

Notes of Financial Statements (Non-consolidated)

Significant Accounting Policies

1. Valuation of Securities

Investments in subsidiaries and affiliates are stated at cost, which is determined by the moving-average method. Marketable securities classified as other securities are stated at fair value based on market prices at fiscal year-end and similar. Any changes in unrealized holding gains or losses are included directly in net assets, and cost of securities sold is determined by the moving-average method.

Non-marketable securities classified as other securities are stated at cost, which is determined by the moving-average method.

2. Valuation of Inventories

Inventories are stated at cost, which is determined by the moving-average method and bookvalue of inventories is calculated by the write-down method based on decreased profitability. Finished goods and work-in-process which are manufactured under specific production orders are stated at cost, which is determined by the specific cost method and bookvalue of finished goods and work-in-process is calculated by the write-down method based on decreased profitability.

3. Depreciation Method of Fixed Assets

Depreciation of tangible fixed assets except for lease assets is computed by using the declining-balance method.

Depreciation of intangible fixed assets is computed by using the straight-line method. With regard to internal-use software, depreciation is computed by using the straight-line method based on availability period in the Company (five years).

Depreciation of lease assets corresponding to transactions of non-transfer ownership finance lease is computed by using the straight-line method, of which the term of validity stated as the leasing term. In the afore-mentioned transactions of non-transfer ownership finance lease, the Company uses accounting method for ordinary rental transactions for lease transactions started on and before March 31, 2008.

4. Basis for Allowances

The allowance for doubtful receivables is provided for possible bad debt at an amount determined based on the historical experience of bad debt for normal receivables; in addition, an estimate of uncollectible amounts is made by reference to specific doubtful receivables from customers which are experiencing financial difficulties.

Reserve for warranty costs is provided based on an analysis of the historical data of costs to perform under product warranties, under which Kubota Corporation generally guarantees the performance of products delivered.

Accrued directors’ bonuses are provided for bonuses payment to directors based on an estimated amount incurred during the fiscal year ended March 31, 2009.

Liabilities for severance payments to the employees are provided for payments of retirement benefits based on the retirement benefit obligation and the fair value of the pension plan assets at year-end. Prior service costs are amortized by the straight-line method over the average remaining years of service of the employees. Actuarial gains or losses are amortized in the years following the year in which gains or losses are recognized by the declining-balance method over the average remaining years of the employees.

5. Consumption taxes are accounted for as deposits received or deposits paid.

Notes to Change in Accounting Policies

1. Accounting Standard for Measurement of Inventories

The Company adopted “Accounting Standard for Measurement of Inventories” (Accounting Standards Board of Japan (“ASBJ”) Statement No.9 issued on July 5, 2006) from the fiscal year ended March 31, 2009. As a result, operating income, ordinary income, and income before income taxes for the year ended March 31, 2009, decreased by ¥ 323 million, respectively.

“Loss on disposal of inventories” which was previously included in non-operating expenses, is included in cost of sales from the fiscal year ended March 31, 2009, due to the same source as “valuation losses on inventories” based on this standard. As a result, operating income decreased by ¥ 651 million, however, there is no impact on ordinary income and income before income taxes.

2. Accounting Standard for Lease Transactions

The Company had treated transactions of non-transfer ownership finance lease in conformity with accounting method for rental transactions. However, from the year ended March 31, 2009, the Company adopts “Accounting

Standard for Lease Transactions” (ASBJ Statement No.13 issued on June 17, 1993, and revised on March 30, 2007) and “Guidance on Accounting Standard for Lease Transactions” (ASBJ Guidance No.16 issued on January 18, 1994, and revised on March 30, 2007). Accordingly, the Company treats transactions of non-transfer ownership finance lease in conformity with accounting method for ordinary sale and purchase transactions. This adoption of these standards does not have an impact for the result of operation.

In the afore-mentioned transactions of non-transfer ownership finance lease, the Company ongoingly uses accounting method for ordinary rental transactions for lease transactions started on and before March 31, 2008.

Notes to Balance Sheets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Receivables from subsidiaries and affiliated companies and payable to subsidiaries and affiliated companies

Short-term receivables from subsidiaries and affiliated companies	¥148,728 million
Long-term receivables from subsidiaries and affiliated companies	¥31,271 million
Short-term payables to subsidiaries and affiliated companies	¥30,709 million

3.	Accumulated depreciation of tangible fixed assets

(Including accumulated impairment losses)	¥328,088 million

4. Contingent Liabilities:

(1) Guarantees
Guarantees for borrowings of subsidiaries and affiliated companies from financial institution
Siam Kubota Leasing Co., Ltd.	¥10,000 million
Siam Kubota Tractor Co., Ltd.	¥4,480 million
Tata Metaliks Kubota Pipes Ltd.	¥570 million
Others (26 companies)	¥768 million

Total	¥15,820 million

(2) Notes discounted	¥227 million

Notes to Statements of Income

1. The amounts in the statements have been rounded down to the nearest million yen.
2. Transactions with subsidiaries and affiliated companies
Sales to subsidiaries and affiliated companies	¥318,105 million
Purchases from subsidiaries and affiliated companies	¥61,376 million
Purchases from other transactions with subsidiaries and affiliated companies	¥6,857 million

3. Surcharges on the Anti-Monopoly Law

With regard to the sales of ductile iron straight pipes in Japan, the Company received a surcharge order of ¥ 7,072 million from the Fair Trade Commission of Japan (the “FTCJ”) based on the Anti-Monopoly Law on December 24, 1999. In an effort to appeal, the Company filed a petition for the initiation of hearing procedures and the procedures were conducted. On March 25, 2009, the Company received the preliminary decision, which ordered the Company to pay the surcharge of ¥ 7,072 million. The Company recorded the surcharge as extraordinary loss in the year ended March 31, 2009, while the Company filed a motion of objection to the FTCJ against the decision.

The Company also recorded the surcharge of ¥ 212 million on the Anti-Monopoly Law regarding the domestic sales of spiral welded steel pipes as extraordinary loss.

Notes to Statement of Changes in Net Assets

1.	The amounts in the statements have been rounded down to the nearest million yen.

2.	Type and number of shares outstanding

Type of shares	Number of shares as of March 31, 2008 (thousand)	Number of shares increased (thousand)	Number of shares decreased (thousand)	Number of shares as of March 31, 2009 (thousand)
Common stock	1,285,919	—	—	1,285,919

Type and number of treasury stock

Type of shares	Number of shares as of March 31, 2008 (thousand)	Number of shares increased (thousand)	Number of shares decreased (thousand)	Number of shares as of March 31, 2009 (thousand)
Common stock	4,946	8,571	41	13,476

Notes:

1.	The number of shares increased is as follows.

	The increase due to the purchase of shares under the resolution at the Board of Directors’ Meeting held on March 25, 2008	3,000 thousand shares

	The increase due to the purchase of shares under the resolution at the Board of Directors’ Meeting held on September 25, 2008	5,400 thousand shares

	The increase due to the purchase of shares constituting less than one full unit	171 thousand shares

2.	The number of shares decreased is as follows.

	The decrease due to sales of shares constituting less than one full unit	41 thousand shares

3. Dividend

(1)	Details of dividend paid

Date of resolution	Type of shares	Total amount of dividend (million)	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 13, 2008	Common stock	¥10,247	¥8	March 31, 2008	June 23, 2008
Board of Directors’ Meeting on November 7, 2008	Common stock	¥8,945	¥7	September 30, 2008	December 5, 2008

(2) Dividend that the date of payment is in the next fiscal year among the dividend that the record date is in the fiscal year.

Date of resolution	Type of shares	Total amount of dividend (million)	Resource of dividend	Dividend per share	Record date	Date of payment
Board of Directors’ Meeting on May 13, 2009	Common Stock	¥8,907	Retained earnings	¥7	March 31, 2009	June 22, 2009

Notes to Deferred Income Tax

1. Significant components of deferred tax assets
Accrued bonus	¥4,207 million
Provision for warranty costs	¥1,263 million
Liabilities for severance payments to the employees	¥7,845 million
Valuation losses on securities	¥12,074 million
Other	¥8,062 million

Subtotal	¥33,453 million
Allowance for deferred tax assets	¥(5,762) million

Total deferred tax assets	¥27,690 million

2. Significant components of deferred tax liabilities
Unrealized holding gain on securities	¥(17,481) million
Other	¥(1,030) million

Total deferred tax liabilities	¥(18,511) million

Net deferred tax assets	¥9,179 million

Notes to finance lease transactions

The Company uses accounting method for ordinary rental transactions for non-transfer ownership finance lease transactions started on and before March 31, 2008.

1. Acquisition costs	¥10,010 million
2. Accumulated depreciation	¥6,353 million

3. Future minimum lease payments	¥3,657 million

(Current portion of future minimum lease payments included above	¥2,413 million	)
4. Lease expenses (Depreciation expense)	¥3,871 million
Note.	Acquisition costs and future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

Notes to related party transactions

Type	Subsidiary			Subsidiary

Name	Kubota Tractor Corporation			The Siam Kubota Industry Co., Ltd.

Location	California, U.S.A.			Pathumthani, Thailand

Common stock	US$37 million			208 million baht

Operations	Sales of tractors, small-sized construction machinery and other machinery in the U.S.A.			Manufacturing and sales of diesel engines and power tillers, and sales of tractors and other machinery in Southeast Asia, mainly in Thailand

Percentage of voting shares	90.0*			51.0

Relationship	Sales of products of Kubota, Interlocking Directors			Manufacturing and sales of products of Kubota, Interlocking Directors

Contents of transaction	Sales of tractors and other machinery (Note 1, 2)			Sales of engines and other products (Note 1)

Amount of transaction (¥ million)	62,844			42,655

Accounts	Trade accounts receivable			Trade accounts receivable

Balance, March 31, 2009 (¥ million)	18,197			17,611
* Indirect holding

Type	Subsidiary			Subsidiary

Name	Kubota Credit Co., Ltd.			Siam Kubota Leasing Co., Ltd.

Location	Osaka, Japan			Pathumthani, Thailand

Common stock	¥350 million			750 million baht

Operations	Retail financing business to purchasers of farm equipment, construction machinery and related products in Japan			Retail financing business to purchasers of tractors, combine harvesters and others in Thailand

Percentage of voting shares	51.7 17.7*			100.0*

Relationship	Retail Financing, Interlocking Directors			Guarantee of indebtedness

Contents of transaction	Lending (Note 3, 4)		Interest receipt (Note 3)	Guarantee of indebtedness (Note 5)

Amount of transaction	49,662		550	10,000
(¥ million)

Accounts	Short-term loans receivable	Long-term loans receivable	Other (current assets)	—

Balance, March 31, 2009 (¥ million)	21,300	24,000	69	—

*	Indirect holding

Regarding amount in the above table, amount of transaction does not include consumption tax and balance at March 31, 2009 includes consumption tax.

<Terms and conditions of business and decision policies of terms and conditions of business and others>

Notes:

1.	Regarding product sales, suggested price are proposed by Kubota Corporation and transaction price are decide after price negotiation in consideration of market price and total cost.

2.	Regarding amount of transaction and balance at March 31, 2009, amount of transactions by the intermediary Marubeni America Corporation is included.

3.	Regarding lending, Kubota decides interest reasonably in consideration of market interest rate.

4.	Regarding amount of transaction, the average balance during the fiscal year is listed because it is difficult to figure out due to repetitive transaction.

5.	Kubota Corporation provides guarantee for borrowings of Siam Kubota Leasing Co., Ltd. from financial institution.

Notes to Per Common Share Information

1. Net assets per share	¥321.47

2. Net income per share	¥3.01

Transcript copy of the independent auditors’ report concerning Consolidated Financial Statements

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 5, 2009

To the Board of Directors of Kubota Corporation
Deloitte Touche Tohmatsu

Designated Partner, Engagement Partner, Certified Public Accountant:

Akio Tsuchida

Designated Partner, Engagement Partner, Certified Public Accountant:

Shojiro Yoshimura

Designated Partner, Engagement Partner, Certified Public Accountant:

Koichiro Tsukuda

Pursuant to the fourth clause of Article 444 of the Corporate Law, we have audited the consolidated financial statements, namely, the consolidated balance sheet as of March 31, 2009 of Kubota Corporation and consolidated subsidiaries (“the Company”), and the related consolidated statements of income and shareholders’ equity, and the related notes for the fiscal year from April 1, 2008 to March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009, and the results of its operations for the year then ended in conformity with the recognition and measurement criteria of accounting principles generally accepted in the United States of America, as modified by the first clause of Article 120 of the accounting regulation of the Corporate Law of Japan (Refer to Notes of Consolidated Financial Statements, Basis of Preparation of Consolidated Financial Statements 1).

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript copy of the independent auditors’ report concerning Financial Statements (Non-consolidated)

(Translation)

INDEPENDENT AUDITORS’ REPORT

May 5, 2009

To the Board of Directors of Kubota Corporation

Deloitte Touche Tohmatsu

Designated Partner,

Engagement Partner,

Certified Public Accountant:

Akio Tsuchida

Designated Partner,

Engagement Partner,

Certified Public Accountant:

Shojiro Yoshimura

Designated Partner,

Engagement Partner,

Certified Public Accountant:

Koichiro Tsukuda

Pursuant to the first item, second clause of Article 436 of the Corporate Law, we have audited the financial statements, namely, the balance sheet as of March 31, 2009 of Kubota Corporation (“the Company”) and the related statements of income and changes in net assets, and the related notes for the 119th fiscal year from April 1, 2008 to March 31, 2009, and the accompanying supplemental schedules. These financial statements and the accompanying supplemental schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the accompanying supplemental schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the accompanying supplemental schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the accompanying supplemental schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement and the accompanying supplemental schedules presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the accompanying supplemental schedules referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2009, and the results of its operations for the year then ended in conformity with accounting principles generally accepted in Japan.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

Transcript Copy of the Audit Report of the Board of Corporate Auditors

(TRANSLATION)

AUDIT REPORT

In respect of the execution of duties of the Directors during the 119th fiscal year from April 1, 2008 to March 31, 2009, the Board of Corporate Auditors (hereinafter “we”), following the discussion among us, have prepared this audit report based on the audit report prepared by each Corporate Auditor, and hereby report as follows:

1. Methods and details of audits by Corporate Auditors and the Board of Corporate Auditors

We have formulated an audit policy, sharing of duties among auditors, and other audit-related items. We have received reports from each Corporate Auditor on the implementation and results of audits, and received reports from the Directors of Kubota Corporation, the Independent Auditor, and other parties on their execution of duties, and requested explanations from them when necessary.

In accordance with the Standards for Auditing by Corporate Auditors, the audit policy, sharing of duties among auditors, and other audit-related items that were determined by us, each Corporate Auditor: communicated well with Directors, the internal auditing department, other employees, and other bodies; gathered information and improved the audit environment; attended the Board of Directors meetings and other important meetings; received reports from Directors and other employees on their execution of duties; requested explanations from them when necessary; reviewed documents concerning matters such as important decisions; and conducted inspections of the business and financial condition at Kubota Corporation’s Head Office and other principle offices. Each Corporate Auditor also monitored and verified: the Board of Directors’ resolution on a system to ensure that the directors’ execution of their duties comply with laws and Kubota Corporation’s Articles of Incorporation, and also comply with the establishing and improving structure prescribed in the Corporate Law Enforcement Regulation Article 100 Paragraphs 1 and 3 to ensure that joint-stock company’s operations are carried out appropriately; and a system (internal control systems) established based on the said resolution. Each Corporate Auditor strove to communicate well and exchange information with the subsidiaries’ Directors and Corporate Auditors, and inspected some subsidiaries whenever necessary. Through these methods, each Corporate Auditor examined the business report for the 119th period and the supplementary schedules for the fiscal year under review.

In addition, we monitored and verified whether the Independent Auditor made appropriate audits while maintaining its independence. We received reports from the Independent Auditor on its operations, and requested explanations when necessary. The Independent Auditor notified us and we requested its explanations when necessary, concerning its establishment of a “System for Ensuring the Appropriate Execution of Duties” (the Corporate Calculation Regulations Article 131) in accordance with the “Quality Control Standards for Audits” (issued by the Business Accounting Council on October 28, 2005). Through these methods, we reviewed the financial statements (balance sheets, statements of income, statement of changes in net assets and notes of non-consolidated financial statements) and the supplementary schedules, as well as the consolidated financial statements (consolidated balance sheets, consolidated statements of income, consolidated statement of shareholders’ equity and notes of consolidated financial statements), for the fiscal year under review.

2. Results of the Audit:

(1)	Results of the Audit for the Business Report

1)	We have found that the business report and the supplementary schedules present fairly the current position of Kubota Corporation in conformity with applicable laws and regulations and the Articles of Incorporation.

2)	In respect to the execution of duties of the Directors, we have found neither improper conduct nor any material breach of applicable laws and regulations and the Articles of Incorporation.

3)	We have found that the resolutions of the Board of Directors regarding the internal control system are proper and correct. We have found nothing that needs to be pointed out concerning the Directors’ performance of their duties regarding the internal control system.

(2)	Results of the Audit for the financial statements and the supplementary schedules

We have found that the auditing methods employed by Deloitte Touche Tohmatsu, Independent Auditor, and the results thereof are appropriate and sufficient.

(3)	Results of the Audit for the consolidated financial statements

We have found that the auditing methods employed by Deloitte Touche Tohmatsu, Independent Auditor, and the results thereof are appropriate and sufficient.

May 12, 2009

The Board of Corporate Auditors of Kubota Corporation
Corporate Auditor (full time)	Junichi Maeda
Corporate Auditor (full time)	Yoshiharu Nishiguchi
Corporate Auditor (Outside Corporate Auditor)	Yoshio Suekawa
Corporate Auditor (Outside Corporate Auditor)	Yuzuru Mizuno
Corporate Auditor (Outside Corporate Auditor)	Masanobu Wakabayashi

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 8, 2009	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Director and Executive Officer General Manager of Finance & Accounting Department